Exhibit 99.2

One platform. Endless opportunities. Nexxen International Ltd Annual Report 2023

Our Mission Our brands bring together an end-to-end platform to enable powerful partnerships and deliver results across the advertising ecosystem. Nexxen operates in the rapidlygrowing digital advertising industry with significant exposure to video advertising; one of the most engaging and fastest-growing formats STRATEGIC REPORT 01 Nexxen Today 02 Chairperson’s Statement 04 Our Markets 06 Chief Executive Officer’s Review 10 Successful Integration – Amobee 11 Growing Opportunities – Investment in VIDAA 12 Chief Financial Officer’s Review GOVERNANCE 16 Board of Directors 18 Corporate Governance Report 21 The Board and the Committees 26 Takeovers & Mergers 28 Directors’ Report 33 Compensation Report FINANCIAL STATEMENTS 36 Financial Statements 39 Auditors’ Report to the Shareholders of Nexxen International Ltd. 40 Consolidated Statements of Financial Position 41 Consolidated Statements of Operation and Other Comprehensive Income (Loss) 42 Consolidated Statements of Changes in Equity 43 Consolidated Statements of Cash Flows 44 Notes to Consolidated Financial Statements 66 Directors, Secretary & Advisers Nexxen International Ltd Annual Report 2023

Nexxen Today

- In-house data platform
- Significant audience segment data
- Substantial customer footprint and access to 1st party data
- Strong third-party data provider relationships
- Nexxen Discovery
- Robust retargeting capabilities

NEXXEN'S SIGNIFICANT DATA SCALE & CUSTOMER FOOTPRINT POSITIONS THE COMPANY FOR LONG-TERM MARKET SHARE GAINS

>199 Billion
Daily ad requests

~50m
US households for TV viewership data

~225,000
Active sites or apps where ads can be shown

>85%
of campaigns data-enabled

>1,000
Advertiser & agency customers

>1,600
Publishers

>65
Third-Party data partners

~39%
of all campaigns using proprietary Nexxen data

HIGHLIGHTS

$314.2m
Contribution ex-TAC

$299.0m
Programmatic Revenue

$207.5m
Video Revenue

$85.5m
CTV Revenue

$83.2m
Adjusted EBITDA

26%
Adjusted EBITDA margin as a % of Contribution ex-TAC

29%
CTV revenue as % of programmatic revenue

69%
Video revenue as % programmatic revenue

334
New actively-spending first-time advertisers customers added

372
New supply partners added

ADVERTISERS
We enable advertisers and agencies to leverage significant and powerful data to plan and activate video advertising campaigns programmatically

PUBLISHERS
And we enable digital publishers to maximize ad inventory revenue programmatically

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Nexxen International Ltd Annual Report 2023 01

Chairperson’s Statement “ 2023 was a transformational year for the business in which we have created a strong platform for future growth, underpinned by the integration of Amobee and our subsequent rebranding from Tremor International to Nexxen.” KEY STRENGTHS & DIFFERENTIATORS Flexible unified end-to-end platform maximizes revenue and profitability opportunities First-mover advantage for enabling linear TV and CTV cross-planning for advertisers, agencies, and broadcasters “One-stop-shop” for customers fueled by robust, scaled, and unique data Significant Video and CTV revenue footprint with strong growth runway Significant Programmatic revenue footprint Global ACR data exclusivity and ad monetization exclusivity (in U.S., U.K., Canada, and Australia) through investment in VIDAA Veteran leadership team and Board Proven track record of acquiring and successfully integrating companies History of returning value to shareholders through share repurchase programs CHRISTOPHER STIBBS Non-Executive Chairperson STRATEGIC REPORT 02 Nexxen International Ltd Annual Report 2023

Nexxen International Ltd Annual Report 2023 03 Our business made considerable progress, both in evolving our product stack and in enhancing our global talent base through the recruitment of key personnel into the Group. Against a backdrop of geopolitical and macroeconomic pressures and a complex integration of Amobee, the business delivered Contribution ex-TAC of $314.2 million and Adjusted EBITDA of $83.2 million, whilst maintaining a healthy balance sheet. This resulted in a net cash position of $134.3 million at the period’s end. Our focus in 2023 was on making Nexxen a more adaptable business, preparing for the changing landscape we expect to see over the coming years. Customers are being forced to navigate changes in privacy and identity, as well as becoming more sophisticated in leveraging data. They are therefore seeking partners who can provide simplicity, expertise and flexibility, all of which we believe Nexxen can now deliver. The acquisition and integration of Amobee was the latest step in creating a flexible, unified, data-driven platform and product suite focused on CTV and video. The completed integration made our tech ecosystem’s value proposition even stronger, and we now operate a self-service platform that can plan holistic TV campaigns, find and reach audiences wherever they consume media, have direct access to premium supply and exclusive data (including VIDAA’s global ACR data), and provide cost advantages for customers buying end-to-end. This functionality strongly differentiates us for major advertisers, agencies, and publishers, and we believe that our technology positions us well to attract new customers and increase spending and product adoption over time with our existing customers. In conjunction with this major integration, and as a broader strategic transition, we undertook a rebrand from Tremor International to Nexxen. This rebranding has enabled the business to create one complete and cohesive package for customers, united under a shared name. It has allowed us to unite our disparate brands, simplify the Company’s story and our product offering, and better highlight our unified data-driven end-to-end platform to customers. We believe that this move has better positioned Nexxen as a leader in the video, data, and CTV advertising ecosystems, and will ideally position the business to increase market share in the coming years through the ability to seamlessly package multiple solutions critical to helping customers meet and exceed their advertising goals. In December 2023, Nexxen launched a new $20 million Ordinary share repurchase programme as part of our ongoing commitment to create long-term shareholder value and maintaining an efficient balance sheet. The Company recently received authorization to repurchase up to an additional $50 million of its Ordinary Shares. Nexxen is now a truly global business, operating from several strategic locations around the world and employing roughly 900 staff. I would like to thank our global teams for all their hard work and commitment whilst we integrated Amobee, rebranded and navigated a challenging backdrop. While results throughout 2023 were impacted by difficult market conditions, we have created a solid foundation for the future of our business, and are strongly positioned for long-term growth and market share gains, and to emerge as true, future leaders in the video and TV ad tech arenas. CHRISTOPHER STIBBS Non-Executive Chair STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

NEXXEN IS POSITIONED AT THE CENTER OF INDUSTRY GROWTH TRENDS Our Markets STRATEGIC REPORT 04 Nexxen International Ltd Annual Report 2023 Data for audience finding, targeting, measurement, and returns maximization Industry and customer spend consolidation End-to-end platforms Continued growth within CTV / video / programmatic / AVOD Linear converging with CTV Supply path optimization Content and data exclusivity creating differentiation Nexxen operates in the rapidlygrowing digital advertising industry with significant exposure to video advertising; one of the most engaging and fastest-growing formats

Video is Driving and Outpacing Digital Advertising Growth DIGITAL AD SPENDING – WORLDWIDE $ billions VIDEO AD SPENDING – US $ billions ~66% of Nexxen’s contribution ex-TAC derived from video* Within Video Advertising, CTV is Growing at the Fastest Rate, Fueled by Linear TV Budgets Shifting Towards, and Converging with, Digital Nexxen’s TV-focused tech and data stack positions it for accelerated future CTV growth Industry stats come from eMarketer data as of March 2024 **Nexxen’s CTV percentage reflects full year 2023 figure *Nexxen’s video revenue percentage reflects full year 2023 figure DESKTOP / LAPTOP AD SPENDING – US $ billions MOBILE AD SPENDING – US $ billions CTV AD SPENDING – US $ billions ~27% of Nexxen’s Contribution ex-TAC** is from CTV ~39% of total US TV ad spending is projected to be allocated to CTV 4 YR. CAGR 14% ~48% of total US TV ad spending is projected to be allocated to CTV by 2027 Nexxen International Ltd Annual Report 2023 05 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS DIGITAL AD SPENDING – US $ billions 2027 410 372 338 303 269 2026 2025 2024 2023 2027 911 833 754 677 603 2026 2025 2024 2023 2027 157 139 123 108 90 2026 2025 2024 2023 2027 95 88 81 75 69 2026 2025 2024 2023 2027 275 248 224 199 176 2026 2025 2024 2023 4 YR. CAGR 12% 4 YR. CAGR 8% 4 YR. CAGR 11% 4 YR. CAGR 11% 4 YR. CAGR 15% 2027 41 37 33 29 24 2026 2025 2024 2023 45 86 50 87 51 84 59 88 59 83 2027 41 37 33 29 24 2026 2025 2024 2023 ~29% of total US TV ad spending is allocated to CTV

STRATEGIC REPORT

Chief Executive Officer's Review



OFER DRUKER
Chief Executive Officer

"Now that the foundations have been firmly laid, we remain confident that we are very well-placed to generate Contribution ex-TAC growth, significantly improve profitability, achieve outsized long-term market share gains, and position ourselves as true leaders in the video and TV ad tech space."

NEXXEN WELL-POSITIONED FOR LEADERSHIP AND MARKET SHARE GAINS IN THE VIDEO AND CTV ADVERTISING ECOSYSTEMS

- **~66%** of Contribution ex-TAC from Video*
- **~27%** of Contribution ex-TAC from CTV*
- **~90%** of Revenue from Programmatic Activities*
- First-to-Market **Cross-Platform Planner** (Linear TV & CTV)
- Significant data including exclusive global access to **VIDAA's ACR data**
- **End-to-end platform** benefits and robust CTV OEM relationships attractive to TV advertising customers

*Data as of full year 2023

06 Nexxen International Ltd Annual Report 2023

INTRODUCTION 2023 was a transformative year, characterised by significantly advancing and enhancing our technology and product stack, as well as rebranding the Company to Nexxen. The tech and product enhancements were achieved mainly by successfully completing the integration of our largest acquisition to date, along with bolstering our talent base with industry veterans and Ad Tech experts. All of these critical operational successes were achieved despite the challenging macroeconomic backdrop, highlighting the resiliency and advantages of our diverse operating model. In the year-ended 31 December 2023, the Company generated Contribution ex-TAC of $314.2 million, reflecting a 1% increase compared to the prior year (2022: $309.7 million), whilst our programmatic revenue grew by 9% to $299.0 million (2022: $274.4 million). Adjusted EBITDA stood at $83.2 million for the year ended 31 December 2023 (2022: $144.9 million). The Company attributes this year-on-year decrease in Adjusted EBITDA to the dual challenges of strategically integrating Amobee – a business that initially generated significant losses and whose business lines operate at a lower profitability profile than the standalone preacquisition Nexxen business – and navigating an advertising market impacted by industry headwinds. With these hurdles overcome, we expect to be able to shift our primary investment focus towards innovation and our share repurchase program to generate long-term value for our customers and shareholders. Despite these challenges, significant progress was made in executing our strategic vision to combine Nexxen’s and Amobee’s data-driven and highly synergistic platforms, successfully rebranding to Nexxen to simplify and enhance the holistic value proposition of the Company’s advanced technology offering, and expanding our CTV partnership roster. Much of 2023’s focus had been on installing the engines for future growth. Now that the foundations have been firmly laid, we remain confident that we are very well-placed to generate Contribution ex-TAC growth, significantly improve profitability, achieve outsized long-term market share gains, and position ourselves as true leaders in the video and TV ad tech space. OPERATIONAL REVIEW Successfully Completed the Integration of Amobee 2023 saw Nexxen fully integrate Amobee, the largest acquisition in the Company’s history, into its service offering. This integration, which was completed in mid-2023, resulted in one of the most comprehensive, unified data-driven CTV and video-focused AdTech platforms on the open internet, purpose-built to help customers on both sides of the ecosystem exceed their digital advertising goals and KPIs. We already see positive upside following this successful integration. In Q1 2023, we made the strategic decision to migrate Tremor Video’s CTV and video algorithms and capabilities to the Amobee DSP, now referred to as Nexxen DSP, which greatly enhanced our self-service capabilities and positions us strongly to grow our client share amongst the world’s largest advertisers and agencies. The Nexxen Discovery Platform, gained through the Amobee acquisition and integration, has become an important component in our ‘cookie deprecation strategy’ while serving as a data-fueled B.I. tool that leverages content consumption data from across the internet, social media, and TV, significantly enhancing audience knowledge for better targeting and reach extension. This product is already generating considerable interest amongst political advertisers and agencies ahead of the 2024 U.S. election cycle. Looking ahead, we believe our unified technology offering leaves us wellplaced to showcase a strong competitive advantage and serves as a key differentiator for our business with major advertisers, agencies, CTV players, and broadcasters, while giving us enhanced confidence in our ability to accelerate Contribution ex-TAC growth, CTV market share gains, and profitability in the coming year and beyond. Rebranded to Nexxen The momentum generated from the integration of Amobee was further bolstered by the strategic rebranding of the Company’s major products and platforms to Nexxen. The new unified brand name and identity encompass all the Company’s key strategic growth pillars, namely our DSP, SSP and data management platforms. Nexxen embodies our vision for a robust and flexible end-to-end platform that can be tailored specifically to meet our partners’ diverse needs by enabling effective data-driven video campaigns across all screens, with a specialization in CTV. We were pleased to achieve this milestone in tandem with the integration of Amobee. This consolidation of the brand portfolio better positions the Company, with significantly added scale and a simplified value proposition, to hold a leadership position in the future CTV advertising arena. Looking ahead, we believe that our cohesive video and CTV-focused platform will stand us in good stead to drive superior ROI outcomes through advanced audience discovery and planning tools with cross-platform capabilities that ensure incremental reach in converged linear and CTV, unique and exclusive data sets including ACR, and powerful, dynamic data-driven creative. >1,000 Active corporate & agency customers* >1,600 Active publishers* Nexxen International Ltd Annual Report 2023 07 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS *As of 12/31/2023

Expanded CTV Partnerships and Offerings Despite Challenging Year for CTV Advertising Nexxen’s CTV revenue was $85.5 million in 2023, reflecting a 12% decrease from the previous year (2022: $97.2 million). CTV revenue was impacted by a combination of factors, including the SAG-AFTRA strike, reduced budgets and CTV spending from some of the Company’s largest small- and mid-sized agency customers. The Company’s largest small- and mid-sized agency customers encouragingly continued to spend within Nexxen’s broad suite of platform offerings despite challenging market conditions, but opted for lower-cost solutions such as mobile video, audio, and display to maximize audience reach at a lower price point. In spite of these conditions, the Company retained the overwhelming majority of its major customer base and actively scaled and expanded its CTV partnership roster, and in doing so, established relationships with more of the world’s major smart TV OEMs. In May, we partnered with TCL FFALCON (“TCL”). The partnership granted customers direct access to TCL’s innovative ad units on premium CTV/OTT inventory in the TCL Channel, providing them with the opportunity to deliver highly impactful ads to receptive audiences across the globe. We have since expanded this partnership (in 2024) to also exclusively sell TCL’s native display inventory as a preferred supply partner, enabling Nexxen to offer customers expanded reach across a significant number of TV screens with flexibility across formats to enhance advertising outcomes. In addition, in May, Nexxen created a first-to-market Green Media Product for CTV via a global partnership with Scope3. The partnership enables Scope3’s carbon emission measurement methodology to be applied to CTV inventory with buyers able to access GMP curated deals through the Nexxen SSP to achieve performance goals while mapping and measuring carbon emissions of their media spend within CTV. This has generated significant interest from, and adoption by, agencies, as sustainability has become an increasingly core focus for agencies and their customers. The company built on the momentum gained by the partnerships in May and, in August, we partnered with Lumen and TVision to deliver the first omnichannel Attention Measurement solution for advertisers across CTV, online video, and display. This partnership augments the launch of Nexxen’s full Attention Measurement offering, which spans the lifecycle of an advertiser’s campaign, from creative testing to media curation to real-time measurement and optimization, all through Nexxen’s end-to-end platform. By leveraging all elements of the offering, advertisers can plan against, activate on, and optimize for consumer attention across screens, including CTV. In November, we expanded the Company’s international CTV growth opportunity through the launch of TV Viewership Audiences across the United Kingdom, as well as the expansion of its broader TV Intelligence offering in the United States – a suite of targeting, planning and measurement capabilities rooted in contextual and exclusive automatic content recognition data. Both the launch and expansion are the result of the consolidation and integration of TV targeting and measurement solutions into the Company’s Data platform and DSP. We saw notable and increased adoption during Q4 2023, and we anticipate further growth in both markets in 2024. As we look ahead, Nexxen maintains its belief that CTV will be a crucial component in helping the Company capture a greater portion of market share in the years ahead, especially when considering the Company’s exposure to CTV and its differentiators for customers. We believe that we will achieve CTV revenue growth in 2024 amidst optimism that macroeconomic conditions will improve, our larger customers’ budgets and spending will increase, and that customers will seek our premium, differentiated suite of CTV solutions. Cross-Platform Planner and ACR Adoption In August, we announced a partnership with H/L, a renowned multiservice and independent agency that’s been making momentum for local, regional and national marketers for nearly 40 years. As the digital and linear worlds converge, we look forward to continuing to work with H/L, and in turn, unleash a consolidated, cross-channel approach that drives superior outcomes for advertisers on a local level. 2024 PRODUCT FOCUSES & STRATEGY SELF-SERVICE ENTERPRISE Enhancing and expanding self-service enterprise capabilities INNOVATION Leveraging A.I. and machine learning to speed up development times and enhance audience and activation tools PRODUCTS / TECH / DATA Continuous focus on enhancing products, tech capabilities, and data footprint to improve our customers’ results ACR DATA MONETIZATION Enhancing ACR data capabilities to expand ACR data monetization STRATEGIC REPORT 08 Nexxen International Ltd Annual Report 2023 Chief Executive Officer’s Review continued

NEXXEN STRONGLY POSITIONED FOR ACCELERATED GROWTH IN 2024 AND BEYOND Achievements in 2023 strongly position Company to “land and expand” with customers, grow Contribution ex-TAC and market share, expand profitability, and fuel investment in innovation and share repurchases in 2024 Completed integration of Amobee — enhancing platform’s self-service DSP and TV planning capabilities while growing U.S. and international customer base Rebranded to Nexxen — better positioning Company with customers and investors Created and unified one of the most advanced and data rich platforms in ad tech — a byproduct of ~$1 billion in total R&D investment Expanded and enhanced CTV and data partnership roster — partnering with the major CTV OEMs Diversified into new data licensing and other revenue streams — expected to further scale in 2024 Nexxen International Ltd Annual Report 2023 09 VIDAA and Hisense Following our $25 million investment in VIDAA in 2022, we were also pleased to report that VIDAA – whose global ACR data can be monetized and distributed exclusively by Nexxen through at least the end of 2026 – grew its reach to over 25 million Connected TVs during 2023, expanding and enhancing Nexxen’s TV viewership data footprint. We believe that we have created a powerful partnership with the fastest growing global CTV operating system, and one of the largest and fastest growing smart TV OEM brands. We look forward to reviewing the platform’s ongoing development in due course. Share Repurchase Program On December 20, 2023, Nexxen launched a new $20 million Ordinary share repurchase program, following approval from the Israeli Court and the Company’s Board of Directors. During Q4, the Company repurchased 221,506 shares at an average price of 201.01 pence, reflecting a total investment of £446,139, or $565,714. In March 2024, we also announced a further share repurchase program to purchase an additional $50 million Ordinary shares, which launched in May 2024. We are committed to maintaining an efficient balance sheet and therefore seek to return excess capital, not required for other business priorities, to our shareholders, particularly whilst shares trade at what we believe to be a considerable discount to fair market value. Business Wins We were delighted to report that the Company maintained its strong business momentum throughout 2023 following the integration of Amobee, despite broader market challenges. We added a significant number of new customers on the buy- and sell-sides of the ecosystem, while retaining the vast majority of the Company’s highestspending customers throughout 2023. Across the year, Nexxen DSP generated a significant level of customer adoption. We were delighted to report that 334 new actively-spending first-time advertiser customers selected Nexxen’s DSP platform for finding audiences, targeting, and measurement, as well as planning and activating campaigns across the digital advertising ecosystem. Pleasingly, our DSP solution has been shown to have cross-sector appeal, with uptake ranging across a diverse mix of industries, such as entertainment, food and beverage, automotive, and financial industries, demonstrating our cross-sector appeal. Simultaneously, Nexxen SSP added 372 new supply partners during 2023. Looking forward, we are focused on continuing to diversify our customer base while enhancing our product offering to ensure we remain the go-to name for advertisers, agencies, CTV media companies, and broadcasters in the digital advertising industry Growth Strategy Nexxen’s robust performance across 2023 was reinforced by our ability to withstand macroeconomic headwinds which stifled budgets and reduced advertising spending across the industry, particularly in managed service campaigns. Nevertheless, we continue to have confidence in our long-term strategic vision and remain cautiously optimistic that macroeconomic conditions will improve in 2024 and, as a result, drive greater demand for CTV advertising. To meet this demand, Nexxen will continue to focus on enhancing and expanding our technological capabilities mainly around self-service enterprise capabilities to increase the attractiveness of our platform and therefore enhance the experience for our customers. We already believe we possess a strong offering in the marketplace, which can provide robust solutions to the major industry trends, and in some cases we offer a unique and advanced solution that differentiate us in the market, mainly around TV data capabilities. As we close the chapter on the Amobee integration, we can now direct more resources to R&D and product innovation to help cement our position as a household name in a rapidly expanding market. In parallel, we are confident that our sales teams are poised to help drive new business development opportunities and, in turn, expand our operational footprint. We are confident that our technology and data stack now offer the necessary components to enable market share gains within the digital advertising realm without the need for additional M&A anytime soon. Summary and Outlook In closing, 2023 proved to be a year of intense operational activity for Nexxen, culminating in the dual milestones of integrating Amobee and successfully consolidating our brand portfolio under one name. With these milestones achieved, we believe that the Company will now be entering an exciting phase of growth which will help reinforce Nexxen’s status at the forefront of the digital advertising arena. Looking ahead to 2024, we will continue to focus on expanding our base of end-to-end customers, leveraging us for multiple enterprise tech and data solutions, growing our data licensing revenue, and expanding our major streaming, TV, and agency partnerships to drive growth and increased profitability. We continue to view the macroeconomic backdrop in which we operate with cautious optimism, hoping that the signs of improvement continue and reverse headwinds into tailwinds. On behalf of Nexxen management, I would like to thank everyone at the Company for their hard work and unrelenting commitment during 2023, which, as previously stated, was a year not without challenges. The significant operational progress that was achieved during 2023 has provided Nexxen with a solid foundation to further strengthen its position across the digital advertising market in 2024 and beyond. OFER DRUKER Chief Executive Officer STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

STRATEGIC REPORT

Successful integration
Nexxen / Amobee


nexxen
AMOBEE

- Created one of the most tech-advanced and data rich platforms in Ad Tech
- Significantly increased scale, demand, and customer base
- Substantially enhanced enterprise self-service DSP capabilities and data assets
- Added linear TV planning capabilities, enabling creation of cross-platform planning tech (linear & CTV)
- Added Nexxen Discovery (data-fueled audience insights B.I. tool)
- Opened major cross selling opportunities

- Closed Acquisition in September 2022
- Largest Acquisition in Company's History
- Completed Integration in Mid-2023
- ~$65 Million Annualized Operating Cost Synergies Achieved

COMPLETED AMOBEE INTEGRATION MADE OUR PLATFORM'S ALREADY POWERFUL VALUE PROPOSITION EVEN STRONGER

DSP


+
AMOBEE
DSP
TREMOR VIDEO
Video / CTV Capabilities

Amobee's DSP capabilities strengthened Nexxen DSP's self-service capabilities and brought lower funnel performance tools necessary to bring performance-related CTV products to market

CROSS-PLATFORM PLANNER



Amobee acquisition brought linear planning capabilities to combine with Nexxen's pre-existing CTV planning capabilities to create a first-to-market solution to holistically plan across linear TV and digital

NEXXEN DISCOVERY



Combines first-party audience data with web, social media and TV data to identify and target the right users at the right time while serving as an important component for Nexxen's cookie deprecation preparedness strategy

10 **Nexxen International Ltd** Annual Report 2023

Nexxen International Ltd Annual Report 2023 11 Growing opportunities $25 Million Investment in VIDAA In 2022, Nexxen invested $25 Million in VIDAA, a CTV Operating System / Streaming Platform, and Subsidiary of Hisense Through the investment, Nexxen gained: • Equity Stake in VIDAA • Exclusive Global Access to VIDAA’s ACR Data for CTV Targeting and Measurement for Several Years • Ad Monetization Exclusivity on VIDAA Media in the U.S., U.K., Canada and Australia for Several Years VIDAA INVESTMENT ENABLING DIVERSIFICATION INTO DATA LICENSING REVENUE STREAMS, REFLECTING AN EXCITING GROWTH OPPORTUNITY Major DSPs for Segment Targeting License to Measurement Companies Major DSPs for Enterprise & Managed Sales License to Industry Research Companies TARGETING RESEARCH & MEASUREMENT Pre-existing DSP and SSP revenue more vulnerable to shocks in advertising demand New data licensing revenue less vulnerable to advertising demand shocks STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

STRATEGIC REPORT

Chief Financial Officer's Review



SAGI NIRI
Chief Financial Officer

"We were able to achieve these key milestones while significantly enhancing our technology and data assets, launching critical new products and partnerships, and taking advantage of a discounted valuation opportunity in the market, repurchasing approximately 2% of shares outstanding to generate what we believe will be added long-term value for our shareholders."

HISTORY OF SIGNIFICANT ADJUSTED EBITDA MARGINS AND STRONG ADJUSTED EBITDA MARGINS

ADJUSTED EBITDA
$ millions


2023 83.2
2022 144.9
2021 161.2
2020 60.5
2019 60.4

ADJUSTED EBITDA MARGIN
As a % of contribution ex-TAC


2023 26
2022 47
2021 53
2020 33
2019 37

Company historically possessed one of the highest Adjusted EBITDA margins in Ad Tech and expects to expand margins after realizing benefits from completed Amobee integration and as macro conditions improve.

12 **Nexxen International Ltd** Annual Report 2023

With the combination of the successfully completed integration of Amobee and our rebranding to Nexxen, we are proud to report that 2023 has been a transformational year for the business, and one which has laid a strong foundation for future growth. The joint effect of these two major steps for the company strongly positions us to capture a larger share of video and TV advertising opportunities with the world’s largest advertisers, agencies, CTV companies, and broadcasters. We were able to achieve these key milestones while significantly enhancing our technology and data assets, launching critical new products and partnerships, and taking advantage of a discounted valuation opportunity in the market, repurchasing approximately 2% of shares outstanding to generate what we believe will be added long-term value for our shareholders. Impressively, the Company generated these successes while strengthening its balance sheet and remaining highly profitable and cash generative, despite a difficult market environment that continued to negatively impact advertising budgets and demand throughout the year. To this point, in 2024, the Company has continued significantly strengthening its balance sheet through substantial debt repayment, and further increased its share repurchase authorisation. Adjusted EBITDA decreased by $61.7 million from $144.9 million for the year ended 31 December 2022 to $83.2 million for the year ended 31 December 2023. The decrease was attributable to a combination of factors, including challenging macroeconomic conditions that disproportionately impacted budgets and spending for our highest-spending small- and mid-sized agency customers, to whom we are heavily-indexed, as well as a shift by those customers and others towards our lower-cost programmatic solutions. Adjusted EBITDA for the year ended 31 December 2023 was also challenged by the complex combination of Amobee’s and Nexxen’s talent bases, which required a significant amount of management and sales team focus, negatively impacting revenue, as well as the integration of Amobee’s business lines, which operate at a lower profitability profile than the pre-acquisition standalone Nexxen business Revenue decreased by $3.3 million, or 1.0%, to $332.0 million for the year ended 31 December 2023, from $335.3 million for the year ended 31 December 2022. The decrease was largely driven by continued weakness in the macroeconomic environment related to a combination of factors including rising interest rates, rising inflation, geopolitical conflicts, and recession concerns, which caused uncertainty amongst advertisers, resulting in reduced budgets, spending, and demand. The Company experienced a $27.9 million reduction in revenue related to the Company’s non-core, non-programmatic business lines, which was partially offset by a $24.6 million increase in revenue related to the Company’s core business focused on programmatic activities. Cost of revenues (exclusive of depreciation and amortization) increased by $1.5 million, or 2.5%, to $62.3 million for the year ended 31 December 2023, from $60.7 million for the year ended 31 December 2022. The increase was primarily driven by a $9.4 million increase in costs associated with increased revenue from programmatic activities and offset by a $7.9 million decrease in costs associated with reduced revenue related to the Company’s non-core, non-programmatic business lines. Gross profit margin decreased slightly to 81% for the year ended 31 December 2023 (2022: 82%). This decrease was attributable to a combination of lower revenue and increased costs of revenues (exclusive of depreciation and amortization) year-over-year from 2022. Research and development expenses increased by $16.0 million, or 47.6%, to $49.7 million for the year ended 31 December 2023, from $33.7 million for the year ended 31 December 2022. The increase in research and development costs was driven mainly by a $24.5 million increase in salaries and wages attributable to increased headcount, to maintain and support further development of our platform, and a $1.6 million increase in expenses related to investment in research and development and engineering tools and services, offset by a $5.5 million increase related to investment in technology and product innovation capitalization and a $4.7 million decrease in share-based compensation expense. Nexxen International Ltd Annual Report 2023 13 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

14 Nexxen International Ltd Annual Report 2023 Selling and marketing expenses increased by $16.0 million, or 17.7%, to $105.9 million for the year ended 31 December 2023, from $90.0 million for the year ended 31 December 2022. The increase was largely attributable to a $21.5 million increase in salaries and wages related to increased headcount, and a $1.3 million increase in sales and marketing tools, sponsorship and events, and client-related expenses. This increase was partially offset by a $6.8 million decrease in share-based compensation expense. General and administrative expenses decreased by $17.0 million, or 24.9%, to $51.1 million for the year ended 31 December 2023, from $68.0 million for the year ended 31 December 2022. The decrease in general and administrative expenses was driven mainly by a $19.8 million decrease in share-based compensation expense, a $5.8 million decrease in costs associated with the acquisition of Amobee in 2022, and a $4.5 million decrease in professional service fees and expenses mainly due to director and officer liability insurance and legal expenses, which decreased largely due to legal reimbursement received during the year from Alphonso. This decrease was partially offset by a $7.5 million increase in allowance for expected credit losses; a $2.3 million increase in rent-associated expenses such as utilities, parking, insurance, and maintenance; a $2.9 million increase in salaries and wages associated with increased headcount; and a $0.4 million increase in general and administrative tools. Depreciation and amortization expenses increased by $35.6 million, or 83.3%, to $78.3 million for the year ended 31 December 2023, from $42.7 million for the year ended 31 December 2022. The increase was primarily attributable to a combination of a $12.5 million increase in intellectual property amortization, an $8.7 million increase in amortization of old trademarks related to obtaining new trademarks in association with the Company’s rebranding to Nexxen, an $8.5 million increase in depreciation on servers and computers, a $4.7 million increase in depreciation on lease assets, a $3.1 million increase in customer relationship amortization and a $0.4 million increase in depreciation related to fixtures, leasehold improvements. This increase was partially offset by a $2.0 million decrease related to amortization on unfavorable contracts associated with the acquisition of Amobee and a $0.3 million decrease in amortization of internally developed software. As of 31 December 2023, our net cash* increased by 16%, from $115.5 million for the year ended 31 December 2022 to $134.3 million for the year ended 31 December 2023. The increase was Chief Financial Officer’s Review continued STRATEGIC REPORT Adjusted EBITDA Year Ended December 31 2022 $’000 2023 $’000 Total comprehensive income (loss) for the year 16,238 (18,127) Foreign currency translation differences for foreign operation 6,499 (2,126) Foreign currency translation for subsidiary sold reclassified to profit and loss – (1,234) Taxes on income 19,688 2,503 Financial expense (income), net 2,327 2,008 Depreciation and amortization 42,700 78,285 Stock-based compensation 50,505 19,169 Other expenses 540 1,765 Restructuring 307 796 Acquisition-related cost 6,085 171 Adjusted EBITDA 144,889 83,210 Profit (loss) from operations Year Ended December 31 2022 2023 As reported $’000 As a percentage of revenue As reported $ ’000 As a percentage of revenue Revenues 335,250 100.0% 331,993 100.0% Cost of revenues (exclusive of depreciation and amortization shown separately below) 60,745 18.1 62,270 18.8 Research and development 33,659 10.0 49,684 15.0 Selling and marketing 89,953 26.8 105,914 31.9 General and administrative 68,005 20.3 51,051 15.4 Depreciation and amortization 42,700 12.7 78,285 23.6 Other expenses (income), net (4,564) (1.4) 1,765 0.5 Profit (loss) from operations 44,752 13.3 (16,976) (5.1)

Nexxen International Ltd Annual Report 2023 15 primarily driven by the $60.7 million net cash provided by operating activities. Net cash provided by operating activities was derived from our $21.5 million total comprehensive loss for the year, adjusted for non-cash adjustments of $103.5 million, including depreciation and amortization of $78.3 million, sharebased compensation of $19.2 million, net finance expense of $1.7 million, loss on the sale of a business unit of $1.8 million, loss on leases of $0.1 million, and tax expense of $2.5 million. In addition, there was $21.3 million in cash used in operating activities, which included a $30.6 million decrease in accounts receivable, a $43.1 million decrease in accounts payable, $8.4 million paid in net income taxes and $0.5 million in net interest paid, including $8.5 million in interest paid, offset by $8.0 million in interest received. The overall increase in net cash was partially offset by net cash used in financing and investing activities. Net cash used in financing activities was $26.5 million for the year ended 31 December 2023, which was derived from $17.3 million related to lease repayment and $9.5 million related to the acquisition of the Company’s own shares, partially offset by $0.2 million related to proceeds from the exercise of share options. Net cash used in investing activities was $17.0 million for the year ended 31 December 2023, which was derived from $15.1 million related to the acquisition and capitalization of intangible assets, $4.5 million related to the acquisition of fixed assets, partially offset by $1.5 million in pledged deposits, $1.1 million in lease payment receipts, and $0.05 million in repayments from a loan to a third party. In addition to the $134.3 million net cash balance as of 31 December 2023, the Company also had $80 million undrawn on its Revolving Credit Facility which can be utilized for general corporate purposes, or other purposes not prohibited under the Company’s Credit Agreement, including potential future strategic investments and initiatives. On 9 April 2024, the Company repaid its outstanding indebtedness under the secured Term Loan A, and the outstanding amount under the Revolving Credit Facility (together the “Credit Agreement”), entered on 12 September 2022. The Company’s payment to the Lenders under the Credit Agreement was approximately $100 million, which satisfied all of the Company’s debt obligations under the Term A Secured Loan, in the amount of $90 million, and the previously drawn down amount of approximately $10 million under the Revolving Credit Facility. The Company did not incur any early termination penalties as a result of the repayment of indebtedness. Following the Company’s repayment, it now has $0 long-term debt and $90 million undrawn on its Revolving Credit Facility, which remains available for use. SAGI NIRI Chief Financial Officer . * Net cash is defined as cash and cash equivalents less short and long-term interest-bearing debt including capital leases Full year 2023 results include the combined financial performance of Nexxen and Amobee while full year 2022 results include Amobee only from 12 September 2022 through 31 December 2022 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

16 Nexxen International Ltd Annual Report 2023 CHRISTOPHER STIBBS Non-Executive Chairperson Christopher Stibbs has served as a member of our board of directors since May 2019 and as our Non-Executive Chairperson since September 2020. Mr. Stibbs has over 25 years of experience as an executive in the media industry. From July 2013 to August 2019, he served as Chief Executive of The Economist Group Ltd. (the “Economist Group”), a media company. Previously, he held a number of roles within the group including head of the Economist Intelligence Unit (the group’s B2B arm) and Chief Financial Officer. He is credited with overseeing the Economist Group’s resilience and transition through the unprecedented disruption experienced by the publishing industry over the last 15 years. Prior to this, he held positions with Pearson (NYSE:PSO), a publishing company and Incisive Media, a B2B information and events company. Mr. Stibbs is a fellow of the Associations of Chartered Accountants and Corporate Treasurers and currently serves as a nonexecutive director at Oxford University Press and serves as a Chairperson of Times Higher Education, IWSR Topco Limited and Sagacity Solutions Ltd. OFER DRUKER Chief Executive Officer Ofer Druker has served as our Chief Executive Officer and as a member of our board of directors since April 2019 following the completion of the merger with RhythmOne, a digital advertising technology company. From November 2017 to April 2019, Mr. Druker served as our Executive Chairperson of the Tremor Video division and was instrumental in our successful integration of Tremor Video after its acquisition in August 2017. Previously, Mr. Druker was the founder and Chief Executive Officer of Matomy Media Group Ltd. (LSA:MTMY), a data-driven advertising company (“Matomy”) until April 2017, having built Matomy from its inception in 2007 into a digital media company. Mr. Druker was responsible for leading and integrating Matomy’s most important strategic transactions, including the acquisitions of Team Internet, Media Whiz, Mobfox and Optimatic. SAGI NIRI Chief Financial Officer Sagi Niri has served as our Chief Financial Officer since March 2020 and as a member of our board of directors since June 2020. Mr. Niri has over 20 years of experience in finance and leadership roles in the technology and real estate sectors. Mr. Niri previously served as Chief Executive Officer of Labs (“Labs”), and Chief Financial Officer of LabTech Investments Ltd., Labs’ parent company, which owns and manages office, retail and residential real estate in London. In addition, Mr. Niri spent over nine years at Matomy, initially as Chief Operating Officer/ Chief Financial Officer and more recently as Chief Executive Officer. Mr. Niri is a member of the Institute of Certified Public Accountants in Israel and holds an M.B.A. in Finance from Manchester University and a B.A. in Corporate Finance from the College of Management in Israel. YANIV CARMI Chief Operating Officer Yaniv Carmi has served as our Chief Operating Officer since March 2020 and as a member of our board of directors since 2014. Mr. Carmi previously served as our Chief Financial Officer from January 2010 to March 2020. He is currently responsible for the delivery of our business plan and driving our growth ambitions. Mr. Carmi was instrumental in our initial public offering of our ordinary shares on AIM in 2014 and in the subsequent global expansion in operations, including significant M&A activity. He is an experienced finance professional, whose previous roles include tax and audit senior at KPMG Israel. Mr. Carmi is also a Certified Public Accountant and holds a B.A. in Economics and Accounting from Ben-Gurion University and an M.B.A. in Financial Management from Tel Aviv University. Board of Directors GOVERNANCE

Nexxen International Ltd Annual Report 2023 17 NEIL JONES Senior Non-Executive Director Neil Jones has served as a member of our board of directors since 2014. Mr. Jones has spent most of his career in the media sector leading the Finance and M&A functions of UK listed businesses. He is currently Corporate Development Director of Inizio Group Limited, the international life science services company created from the merger of UDG Healthcare plc and Huntsworth plc (“Huntsworth”) in August 2021. Prior to that he was Chief Operating Officer and Chief Financial Officer at Huntsworth plc from February 2016. He joined Huntsworth plc from ITE Group plc, the international exhibitions group, where he held the position of Chief Financial Officer from 2008. Between 2003 and 2008, Mr. Jones was Chief Financial Officer at Tarsus Group plc, an international media company. Mr. Jones has a B.A. in Economics from the University of Manchester and completed his ACA in July 1990 with PricewaterhouseCoopers. Mr. Jones is also a non-executive Director of Sivota plc a UK listed special opportunities vehicle that invests in under-valued technology business. REBEKAH BROOKS Non-Executive Director Rebekah Brooks has served as a member of our board of directors since June 2020. Since 2015, Ms. Brooks has been Chief Executive of British newspaper publisher News Corp UK & Ireland Limited, part of New News Corporation (NASDAQ:NWSA), a mass media and publishing company (“News Corp”), having first joined News Corp in 1989. Starting as a feature writer for the News of the World, Ms. Brooks became Editor of the Sun in 2003, a position she held until July 2009. From 2009 to 2011, she served as Chief Executive of News International, overseeing a period of significant growth in newspaper operating profit and paid-for digital subscriptions at The Times. Following her appointment as Chief Executive of News Corp UK and Ireland, Ms. Brooks restructured the Sun’s online strategy, driving significant audience growth. In 2016, she also oversaw the strategic acquisition of Wireless, the owner of national radio brands talkSPORT, talkRADIO and Virgin Radio. Ms. Brooks is a Director of News Group Newspapers and Times Newspapers, and a Non- Executive Director of PA Group, the parent company of the Press Association. JOANNA PARNELL Non-Executive Director Joanna Parnell has served as a member of our board of directors since 2014. Ms. Parnell is the Co-Founder of strategic marketing consultancy Project50, designing commercial growth strategies for C-suite business leaders in the United Kingdom and the United States. Previously, Ms. Parnell was Managing Partner at Wavemaker (formerly MEC), one of the world’s leading media agency networks and owned by WPP plc, where she led the paid digital and data team, overseeing the agency’s focus on data driven campaigns. Prior to moving to Wavemaker in March 2016, Ms. Parnell was Director of Strategy and sat on the management team at Unique Digital, a digital marketing agency (now a WPP plc company), with responsibility for setting product and business strategy, including leading the multichannel planning strategy (cross-device and crossplatform), managing product heads and driving key initiatives across data buying, attribution modelling and biddable media adaptation. Ms. Parnell has a Masters in German and Business from the University of Edinburgh and studied at the London School of Marketing between 2005 and 2006. NORM JOHNSTON Non-Executive Director Norm Johnston has served as a member of our board of directors since June 2020. Mr. Johnston is a veteran employee of News Corp. Until recently, he was the Chief Executive Officer of Unruly, the digital advertising business we acquired in January 2020, a position he held from April 2018. Mr. Johnston has been involved in digital marketing since joining the marketing industry’s first digital agency, Modem Media in 1995. In 1997, Mr. Johnston launched Modem Media UK (“Modem”), one of Britain’s first and most successful digital agencies. After Modem was acquired by Publicis in 2007, Mr. Johnston joined WPP plc and GroupM’s media service company, Mindshare Media UK Limited, where he held a number of senior roles between 2007 and 2018, including Global Chief Digital Officer and Global Chief Executive Officer of its FAST business unit, a team of over 2,000 specialists in 115 cities working for global clients such as Unilever plc, Nestle S.A. and American Express Company. Mr. Johnston holds a B.A. in Economics and Political Science from Northwestern University and an M.B.A. in Marketing from Duke University’s Fuqua School of Business. LISA KLINGER Non-Executive Director Lisa Klinger has served as a member of our Board of Directors since April 2021. Ms. Klinger has nearly 30 years of experience in international finance. Most recently, between 2018 and 2019, Ms. Klinger served as Chief Financial Officer at Ideal Image Development Corp, an L Catterton portfolio company and the largest U.S. retail provider of nonsurgical cosmetic and aesthetic procedures. Prior to that, between 2016 and 2017, she held the role of Chief Financial and Administrative Officer at Peloton Interactive Inc., (NASDAQ:PTON), the leading connected fitness platform. Ms. Klinger’s previous Chief Financial Officer roles include Vince Holding Corp. (NYSE:VNCE), a fashion apparel company and The Fresh Market, Inc., a specialty food retailer. At both companies, Ms. Klinger led go-public processes and subsequently served on the Executive Leadership team of the public entities. Ms. Klinger also held senior finance roles at Limited Brands and at Michael’s Stores, Inc. where she was Senior Vice President, Finance and Treasurer, and Acting Chief Financial Officer. She currently serves on the Board of Directors and as Audit Committee Chair of Emerald Holdings, Inc. (NYSE: EEX), a leading U.S. business-tobusiness platform producer of trade shows, events, conferences, marketing, and B2B software solutions, since 2018, and also serves on the Board of Directors and both the Audit Committee and Compensation Committee of The Container Store Group, Inc. (NYSE:TCS), the leading specialty retailer of storage, organization products, custom closets and in-home services in North America. Ms. Klinger also served on the Board of Directors and Audit Committee of Party City Holdco, Inc. (NYSE: PRTY), a vertically integrated party goods supplier and retailer from 2015 to 2021. Ms. Klinger holds a B.S.B.A. in Finance from Bowling Green State University. DANIEL KERSTEIN Non-Executive Director Daniel Kerstein has served as a member of our board of directors since December 2023. Currently, Mr. Kerstein holds the position of Managing Director, M&A, Head of Structuring Solutions and Shareholder Advisory at TD Securities. From 2011 through 2023, Mr. Kerstein held the position of Managing Director, M&A and Global Head of Activist Defense and ESG Advisory at Barclays, where he managed a global team of bankers focused on activistshareholder defense and ESG advisory. From 2007 through 2011, Mr. Kerstein held the position of Managing Director, Global Finance at Barclays and Lehman Brothers where he led a team of structuring experts, lawyers and accountants, applying accounting, tax, regulatory and general financial expertise to address changing market and regulatory environments to create innovative financial products and strategic alternatives focused on maximizing corporate and shareholder value and improving company returns. Mr. Kerstein joined Lehman Brothers in 2003 from Merrill Lynch. From 1997 through 2003, Mr. Kerstein held the position Vice President, Corporate Finance Investment Banking at Merrill Lynch. Mr. Kerstein holds a B.A. from CUNY, Queens College and a J.D. from Harvard Law School. RHYS SUMMERTON Non-Executive Director Rhys Summerton has served as a member of our board of directors since December 2023. From 2014 through the present, Mr. Summerton holds the position of Fund Manager and Investor at Milkwood Capital, a long-term, value-oriented, global investment company. During this time, Mr. Summerton has successfully promoted the value realization of a number of investments through efficient capital allocation and decision making. From 2009 to 2013, Mr. Summerton held the position of Managing Director and Global Head of Emerging Market Equity Research at Citigroup, managing the number 1 ranked research franchise. Prior to that, Mr. Summerton was a telecoms and media analyst at Citigroup and Cazenove. Mr. Summerton is a Chartered Accountant, through Ernst & Young. STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS

18 Nexxen International Ltd Annual Report 2023 Corporate Governance Report GOVERNANCE The Board is responsible to shareholders for the effective direction and control of the Company, with the aim of generating long-term success for Nexxen. This report describes the framework for corporate governance and internal controls that the directors have established to enable them to carry out this responsibility. The directors recognise the importance of high standards of corporate governance and have chosen to adopt the Quoted Companies Alliance Corporate Governance Code (the “QCA Code”) as the basis of the Company’s governance framework. This is in line with the London Stock Exchange’s AIM Rules requiring all AIM-listed companies to adopt and comply with a recognised corporate governance code. As an Israeli company, the Company also complies with the corporate governance provisions of Israel’s Companies Law, 5759-1999 (the “Companies Law”), and the City Code on Takeovers and Mergers does not apply to the Company. In addition, the Company is subject to the corporate governance rules of the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq as described in the Company’s filings with the SEC. The Board believes that good corporate governance reduces risks within the business, promotes confidence and trust amongst its stakeholders and is an important part of the effectiveness and efficiency of the Company’s management framework. The QCA Code includes ten broad principles that the Board strives to implement in order to deliver on its responsibilities to the Company’s shareholders. The table below references how the Board complies with the principles of the QCA Code. The QCA Code can be found on the QCA’s website: www.theqca.com. DELIVER GROWTH 1. Establish a purpose, strategy and business model which promotes long-term value for shareholders Nexxen consistently reiterates its growth strategy in both its communications, which include RNS, filings with the SEC, presentations to stakeholders, and its financial results statements. We believe that programmatic advertising is still an under penetrated market that will experience robust growth over the next decade as ad budgets continue to shift to digital and as digital continues to shift towards programmatic execution. Our corporate purpose and intent is to capitalize on these secular trends by pursuing growth opportunities that include: • Focus on Core Areas of Growth in Video and CTV CTV is one of the fastest growth formats within digital advertising, and this trend is expected to continue over the next several years according to eMarketer. In the United States, CTV ad spend is expected to grow at a CAGR of approximately 15% from 2023 to 2027, and Video is expected to grow at a CAGR of approximately 16%, reaching roughly $156.9 billion by 2027. Digital video and CTV comprise approximately 69% of our revenue without performance activity for the year ended December 31, 2023, and are core focuses for us. We plan to leverage our existing expertise in Video and CTV to increase our market share and introduce new technologies and solutions. • Introduce New Products and Invest in our Technology Stack As we grow our market share and add new customers, we continue to invest in our technology stack and develop new innovative products. We are continuously trying to introduce new innovative solutions and products to the rapidly evolving digital advertising market. Some potential areas of growth and investment include enhancing our proprietary data sets, enhancing our CTV solution capabilities and marketplace, enhancing our audience targeting capabilities, expanding our alternative identifier solutions and enhancing our global platform coverage capabilities. We are providing customers with creative alternatives to plan and execute their campaigns, giving them complimentary scale and opportunities to enhance current audience targeting strategies. For example, we offer, and will continue to enhance, contextual targeting solutions from content data collected via our publisher partnerships as well as third-party solutions integrated into our ecosystem. There is market movement away from cookie-based tracking which has created an increase in demand for alternative solutions. We have partnerships, and are integrating, with major alternative identifier solutions such as Identity Link and Unified ID 2.0. We are committed to helping define and support new privacy requirements and identifier mechanisms as industry standards evolve. We believe that not everyone in the industry will adopt a single solution alternative to cookie-based tracking and we are building our platform to support various identifier solutions. • Strengthen Our Relationship with Existing Customers We are constantly improving functionality on our platform to attract new customers and encourage our existing customer base to allocate more of their ad spend and ad inventory to our platform. We believe as programmatic gains more widespread adoption and as brands and publishers continue to focus on Video and CTV, we are well-positioned to increase our customer base and generate additional revenue from existing customers. • Expand Our International Footprint and United States Market Share We continue to acquire new publishers and advertisers globally and invest in expanding our global footprint, providing significant global demand and supply of digital ad impressions across all channels and formats. We will continue to invest in third-party integrations, maintaining and enhancing our platform’s flexibility. We are leveraging our existing technology stack to provide innovative solutions to new and existing customers regardless of location or platform. We consistently innovate and develop new tools and products that enable our customers to maximize their benefit from using our platform and services. • Continue to Bolster our Data Capabilities We leverage real-time data, artificial intelligence and machine learning capabilities to synthesize, aggregate and contextualize vast amounts of data sets to help our advertisers and publishers optimize their digital ad spend/ inventory. Our DMP solution was architected to be flexible, which allows us to deliver impactful and unique insights that are agnostic to format or device type. By owning our own proprietary DMP solution, we are able to provide robust analytics, insights, and better segmentation on a global basis. We believe this gives us a large competitive advantage and enables higher ROI to our advertisers and optimal yield on digital inventory to our publishers.

Nexxen International Ltd Annual Report 2023 19 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS • Leverage our Industry Expertise and Target Select Acquisitions We have been successful in past acquisitions and may direct our industry experience and focus to identify future complementary acquisitions to further broaden our scale and technology solutions. To the extent we identify attractive acquisition opportunities, we have the experience, leadership and track record to successfully execute strategic transactions and integrate acquired businesses into our platform. 2. Promote a corporate culture that is based on ethical values and behaviours Nexxen’s ‘People & Culture’ programme is designed to preserve the culture of the Company. It includes “lecture of the month” which is used to present different private and public social initiatives that aim to encourage employee volunteering and social awareness. Nexxen also offers volunteering opportunities directly to its employees. The Company has a ‘Leadership Programme’ that is designed to facilitate career progression while promoting leadership based on Nexxen’s core values and ethical behaviour. Similarly, the Company’s recruiting efforts and methods are based on the notion of being the culture’s gate keepers: aiming to recruit people who are a cultural fit and share a common ground of ethical values and behaviours. The Company’s senior management team observes the culture of the Company in operation at the local business units (throughout its geographies) through visits and maintaining company culture is a matter discussed by the Board. The Board also maintains regular dialogue with company management outside of the executive directors to monitor the disposition of the broader employee-base and ensure the continuation of a healthy, growth-oriented culture. 3. Seek to understand and meet shareholder needs and expectations Nexxen encourages dialogue with both its institutional and private retail shareholders, responding quickly and with transparency to all queries received. The Company provides the contact details for its IR advisers on its website. Nexxen also engages with investors via its UK broker Cavendish. Ofer Druker, Nexxen’s CEO, Sagi Niri, Nexxen’s CFO, and William Eckert, Nexxen’s Vice President of IR, meet regularly with institutional investors, usually in relation to the issuance of financial results, and endeavour to accommodate all meeting requests from investors. The Board recognises the AGM as an important opportunity to meet private shareholders. The directors – both nonexecutive and executive – are typically also available to speak to shareholders informally immediately following the AGM. The Company’s executive directors hosted an investor presentation in November 2022 specifically to engage with the private investor community. Five of Nexxen’s eight non-executive directors are UK-based and available to meet with shareholders as requested. This includes the Non-Executive Chairman, who liaises regularly with shareholders (independent of management) and seeks to understand voting decisions/intentions where appropriate. The Chairman either directly, or indirectly through Nexxen’s brokers, regularly solicits feedback from the Company’s investors. The Chairman also receives questions from shareholders and looks to address them in a timely manner. Regular reports are provided to the Board on meetings with shareholders and any concerns are communicated. Leading up to our 2023 annual meeting of shareholders, members of our Board of Directors, including our Chairman, met frequently with shareholders about a variety of topics and took into account their feedback in determining the recommended slate of directors, including two new directors, nominated by the Borad for election at the annual meeting. Nexxen also seeks to meet the needs of shareholders on an ad hoc basis where necessary, such as with webcasts and separate presentations attended by analysts and private investors. 4. Take into account wider stakeholder interests, including social and environmental responsibilities, and their implications for long-term success Nexxen’s management team encourages employees to share their feedback, ideas, and thoughts by promoting a transparent organisational culture and an “open door” policy. Employees share their feedback with their managers on a regular basis one-on-one. Those participating in the leadership programmes are asked to share their thoughts in group discussions and provide any feedback they might have in regard to management, culture and the Company’s actions. The Company also introduced internal surveys to garner employee feedback and satisfaction and to receive suggestions. The Company shares its list of core values with all employees, which are the foundation of its culture: “I C.A.N.” (Each day, we strive to be as Innovative, Committed + Collaborative and Authentic as possible, with No Ego). Staff retention rate is a key consideration and is a factor in determining the bonus payment of the executive directors. Retention is also a matter reported on to the Board. The Company communicates and builds relationships with external stakeholders via its marketing efforts, including social media, events, PR, direct marketing and online advertising. The Company offers to meet with stakeholders at regular events globally, and occasionally directly contacts investors to offer meetings. Nexxen has a ‘People & Culture’ programme, which includes providing employees with opportunities for volunteering in the community – with a particular focus on education – such as tutoring young people and collaborating with schools that care for underprivileged children. Nexxen also regularly donates to charitable organisations. 5. Embed effective risk management, internal controls and assurance activities, considering both opportunities and threats, throughout the organisation The risks to the business and how these are mitigated are detailed on pages 28 to 31 and its internal control measures on pages 24 and 25 of this report. Both the executive directors and senior managers are responsible for reviewing and evaluating risk on an ongoing basis and the Board considers risks to the business at its meetings. The Board also allocates certain meetings to have a more in-depth review of strategy and risk. The Audit Committee of the Board consults with external advisers, including the internal auditor, Fahn Kanne Control Management Ltd., Grant Thornton Israel, as/when needed to support execution on strategy and risk mitigation, and holding executive sessions with external auditor, KPMG, to discuss the audit process and the manner in which the Company’s finance team is expanding to address the significant international growth of the business.

20 Nexxen International Ltd Annual Report 2023 Corporate Governance Report continued GOVERNANCE MAINTAIN A DYNAMIC MANAGEMENT FRAMEWORK 6. Establish and maintain the Board as a well-functioning, balanced team led by the chair The composition, roles, and responsibilities of the Board and its committees are set out on pages 21 to 24 of this report. The number of meetings of the Board and the committees are also detailed. High level and in-depth analytic materials, including the minutes from the prior meeting, are sent in a timely manner ahead of each committee or board meeting allowing Board members adequate time to review them. After each meeting, the minutes are sent to the chair for review and approval. All directors have direct access to the advice and services of the Company Secretary and the General Counsel and are able to take independent professional advice in the furtherance of the duties, if necessary, at the Company’s expense. The time devoted by directors to their duties varies depending on the activities of the company. In 2023, the board held 10 meetings. The Board typically holds at least one meeting annually to review strategy and interact with senior managers. All executive directors work full-time for Nexxen and the non-executive Chairman spends a minimum of three to four days per month on Nexxen business. This is primarily typically via in-person or virtual meetings, or phone calls with management, brokers and shareholders. The other non-executive directors spend a minimum of two days per month on their duties, primarily through in-person or virtual meetings, and phone calls with management and other board members. The Board conducts, with the assistance of outside legal counsel, an annual self-assessment to, among other things, evaluate the effectiveness of its operations and the operations of each of its committees. 7. Maintain appropriate governance structures and ensure that, individually and collectively, directors have the necessary up-to-date experience, skills and capabilities The composition of the Board and the credentials of the individual directors are outlined on pages 16 to 17 of this report. All of the directors remain active in their respective business lines, many in the media and marketing industry – working for public and private companies – which ensures that their skillsets remain highly complementary to the Nexxen business. The Sustainability, Nominating and Governance Committee of the Board oversees the hiring process and makes recommendations to the Board on new board appointments as well as re-election of existing directors. Prior to any new member joining the Board, a search for candidates is conducted, with any subsequent appointment made on merit, against objective criteria, and with due regard for the benefits of diversity on the Board, including gender. A Board diversity matrix is maintained on the Company’s website. The Sustainability, Nominating and Governance Committee also considers succession planning. 8. Evaluate Board performance based on clear and relevant objectives, seeking continuous improvement The Board conducts annually, with the assistance of outside legal counsel, a self evaluation process on its effectiveness and encourages open and transparent communication. All directors are subject to re-election by the shareholders each year. The executive directors are subject to an annual performance review during which they are measured against pre-set criteria. The Board constantly looks to ensure that the executive management of the Company evolves. The Company conducts a leadership programme to ensure talent can be promoted within the business. If there are skills gaps, the Company looks to fill those externally. At present, the directors are confident there is sufficient talent within the Company to be able to appoint new leadership from within. 9. Establish a remuneration policy which is supportive of long-term value creation and the Company’s purposes, strategy and culture.’ The Compensation Committee report on pages 22 to 24 of this Annual Report details the Company’s compensation policy and philosophy. BUILD TRUST 10. Communicate how the company is governed and is performing by maintaining a dialogue with shareholders and other relevant stakeholders Nexxen describes its communication practices in its annual report under ‘Relationship with Shareholders’ (page 24 of this report).

Nexxen International Ltd Annual Report 2023 21 The Board and the Committees STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS BOARD OF DIRECTORS Under the Companies Law and our amended and restated articles of association, our business and affairs are managed under the direction of our board of directors. Our board of directors may exercise all powers and may take all actions that are not specifically granted to our shareholders or to executive management. Our Chief Executive Officer (referred to as a “general manager” under the Companies Law) is responsible for our day-to-day management. Our Chief Executive Officer is appointed by, and serves at the discretion of, our board of directors, subject to the employment agreement that we have entered into with him. All other executive officers are appointed by the Chief Executive Officer, subject to applicable corporate approvals, and are subject to the terms of any applicable employment or consulting agreements that we may enter into with them. Under our amended and restated articles of association, the number of directors on our board of directors will be no less than four and no more than eleven directors. At each annual general meeting of our shareholders, the election or reelection of directors following the expiration of the term of office of the directors will be for a term of office that expires on next annual general meeting following such election or re-election. Our directors are appointed by a simple majority vote of holders of our ordinary shares, participating and voting at an annual general meeting of our shareholders, provided that (i) in the event of a contested election, the method of calculation of the votes and the manner in which the resolutions will be presented to our shareholders at the general meeting shall be determined by our board of directors in its discretion, and (ii) in the event that our board of directors does not or is unable to make a determination on such matter, then the directors will be elected by a majority of the voting power represented at the general meeting in person or by proxy and voting on the election of directors provided that if the number of nominees so elected exceeds the number of directors that are proposed by the board of directors to be elected, then as among such elected nominees the election shall be by a plurality of the votes cast. Each director holds office until the annual general meeting of our shareholders for the year in which such director’s term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless such director is removed from office as described below. Under our amended and restated articles of association, the approval of the holders of at least 65% of the total voting power of our shareholders is generally required to remove any of our directors from office or amend the provision requiring the approval of at least 65% of the total voting power of our shareholders to remove any of our directors from office. In addition, vacancies on our board of directors may only be filled by a vote of a simple majority of the directors then in office. A director so appointed will hold office until the next annual general meeting of our shareholders for the election of the class of directors in respect of which the vacancy was created, or in the case of a vacancy due to the number of directors being less than the maximum number of directors stated in our amended and restated articles of association, until the next annual general meeting of our shareholders for the election of the class of directors to which such director was assigned by our board of directors. Board Composition The Board is currently comprised of three executive directors, Ofer Druker, Yaniv Carmi and Sagi Niri, and eight non-executive directors, Christopher Stibbs (Chairperson of the Board), Neil Jones, Joanna Parnell, Lisa Klinger, Rebekah Brooks, Norman Johnston, Daniel Kerstein, and Rhys Summerton. The balance between executive and non-executive directors does not allow any group to dominate the Board’s decision making. Collectively, the non-executive directors bring a valuable range of expertise in assisting the Company to achieve its strategic aims. The effectiveness of the Board benefits from the following skills and experience which the current Board members possess: advertising, media, finance and accounting, governance, research and development and technology expertise. Operation of the Board The Company Secretary, Yaniv Carmi, and Chief Financial Officer, Sagi Niri, and the Chief Legal Officer, Amy Rothstein, are responsible for ensuring that the Company complies with the statutory and regulatory requirements and maintains high standards of corporate governance. They support and work closely with the Chairperson of the Board, the Chief Executive Officer and the Board committee chairs in setting agendas for meetings of the Board and its committees and support the transfer of timely and accurate information flow from and to the Board and the management of the Company. The Board holds its meetings in accordance with its scheduled calendar. The Board also holds regular virtual meetings to update the members on operational and other business, and the Board convenes occasionally for additional updates and conversations on ad-hoc emerging matters that arise in-between the scheduled Board meetings. A majority of the Board members, which constitutes the legal quorum for a board meeting, attend each of the board meetings. Each board meeting is preceded by a clear agenda and any relevant information is provided to directors in advance of the meeting. An agreed procedure exists for directors in the furtherance of their duties to take independent professional advice. Newly appointed directors are to be made aware of their responsibilities through the Company Secretary and Chief Legal Officer. The Company provides the directors with training sessions via internal meetings, presentations and conversations which are being conducted by Company advisors, management and other relevant persons during the year in order to enable greater awareness and understanding of the Company’s business and the environment in which it operates. The Board has established properly constituted Audit, Compensation and Sustainability, Nominating and Governance committees of the Board with formally delegated duties and responsibilities.

22 Nexxen International Ltd Annual Report 2023 The Board and the Committees continued GOVERNANCE AUDIT COMMITTEE Companies Law Requirements Under the Companies Law, the board of directors of a public company must appoint an audit committee consisting of at least three directors. Listing Requirements Under the corporate governance rules of Nasdaq, we are required to maintain an audit committee consisting of at least three independent directors, each of whom is financially literate and one of whom has accounting or related financial management expertise. Our audit committee consists of Neil Jones, Joanna Parnell and Lisa Klinger. Lisa Klinger serves as the chairperson of the audit committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the corporate governance rules of Nasdaq. Our board of directors has determined that Neil Jones is an audit committee financial expert as defined by the SEC rules and has the requisite financial experience as defined by the corporate governance rules of Nasdaq. Our board of directors has determined that each member of our audit committee is “independent” as such term is defined in Rule 10A-3(b)(1) under the Exchange Act, which is different from the general test for independence of board and committee members. Audit Committee Role Our board of directors has adopted an audit committee charter setting forth the responsibilities of the audit committee, which are consistent with the Companies Law, the SEC rules and the corporate governance rules of Nasdaq and include: • Retaining and terminating our independent auditors, subject to ratification by the board of directors, and in the case of retention, to ratification by the shareholders; • Pre-approving audit and non-audit services to be provided by the independent auditors and related fees and terms; • Overseeing the accounting and financial reporting processes of our company and audits of our financial statements, the effectiveness of our internal • Control over financial reporting and making such reports as may be required of an audit committee under the rules and regulations promulgated under the Exchange Act; • Reviewing with management and our independent auditor our annual and quarterly financial statements prior to publication or filing (or submission, as the case may be) to the SEC; • Recommending to the board of directors the retention and termination of the internal auditor, and the internal auditor’s engagement fees and terms, in accordance with the Companies Law as well as approving the yearly or periodic work plan proposed by the internal auditor; • Reviewing with our general counsel and/or external counsel, as deemed necessary, legal and regulatory matters that could have a material impact on the financial statements; • Identifying irregularities in our business administration by among other things, consulting with the internal auditor or with the independent auditor, and suggesting corrective measures to the board of directors; • Reviewing policies and procedures with respect to transactions between the Company and officers and directors (other than transactions related to the compensation or terms of service of officers and directors), or affiliates of officers or directors, or transactions that are not in the ordinary course of the • Company’s business and deciding whether to approve such acts and transactions if so required under the Companies Law; and • Establishing procedures for the handling of employees’ complaints as to the management of our business and the protection to be provided to such employees. A copy of the audit committee charter is available to investors and others on our website at investors.nexxen.com/ governance/governance-overview. COMPENSATION COMMITTEE Companies Law Requirements Under the Companies Law, the board of directors of a public company must appoint a compensation committee consisting of at least three directors. Listing Requirements Under the corporate governance rules of Nasdaq, we are required to maintain a compensation committee consisting of at least two independent directors. Our compensation committee consists of Neil Jones, Joanna Parnell, Lisa Klinger and Daniel Kerstein. Neil Jones serves as chairperson of the committee. Our board of directors has determined that each member of our compensation committee is independent under the corporate governance rules of Nasdaq, including the additional independence requirements applicable to the members of a compensation committee.

Nexxen International Ltd Annual Report 2023 23 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS Compensation Committee Role In accordance with the Companies Law, the roles of the compensation committee are, among others, as follows: • Making recommendations to the board of directors with respect to the approval of the compensation policy for office holders; • Reviewing the implementation of the compensation policy and periodically making recommendations to the board of directors with respect to any amendments or updates of the compensation policy; • Resolving whether or not to approve arrangements with respect to the terms of office and employment of office holders; and • Exempting, under certain circumstances, transactions with our Chief Executive Officer from the approval of our shareholders. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee, which are consistent with the corporate governance rules of Nasdaq and include among others: • Recommending to our board of directors for its approval a compensation policy in accordance with the requirements of the Companies Law as well as other compensation policies, incentive-based compensation plans and equitybased compensation plans, and overseeing the development and implementation of such policies and recommending to our board of directors any amendments or modifications the committee deems appropriate, including as required under the Companies Law; • Reviewing and approving the granting of options and other incentive awards to our Chief Executive Officer and other executive officers, including reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, including evaluating their performance in light of such goals and objectives; • Approving and exempting certain transactions regarding office holders’ compensation pursuant to the Companies Law; and • Administering our equity-based compensation plans, including without limitation, approving the adoption of such plans, amending and interpreting such plans and the awards and agreements issued pursuant thereto, and making awards to eligible persons under the plans and determining the terms of such awards. A copy of the compensation committee charter is available to investors and others on our website at investors.nexxen. com/governance/governance-overview. Compensation Policy under the Companies Law In general, under the Companies Law, a public company must have a compensation policy approved by its board of directors after receiving and considering the recommendations of the compensation committee. The compensation policy must be based on certain considerations, include certain provisions and reference certain matters as set forth in the Companies Law. The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must be determined and later reevaluated according to certain factors, including: the advancement of the company’s objectives, business plan and long-term strategy; the creation of appropriate incentives for office holders, while considering, among other things, the company’s risk management policy; the size and the nature of the company’s operations; and with respect to variable compensation, the contribution of the office holder towards the achievement of the company’s long-term goals and the maximization of its profits, all with a long-term objective and according to the position of the office holder. The compensation policy must furthermore consider the following additional factors: • The education, skills, experience, expertise and accomplishments of the relevant office holder; • The office holder’s position and responsibilities; • Prior compensation agreements with the office holder; • The ratio between the cost of the terms of employment of an office holder and the cost of the employment of other employees of the company, including employees employed through contractors who provide services to the company, in particular the ratio between such cost to the average and median salary of such employees of the company, as well as the impact of disparities between them on the work relationships in the company; • If the terms of employment include variable components — the possibility of reducing variable components at the discretion of the board of directors and the possibility of setting a limit on the value of non-cash variable equitybased components; and • If the terms of employment include severance compensation — the term of employment or office of the office holder, the terms of the office holder’s compensation during such period, the company’s performance during such period, the office holder’s individual contribution to the achievement of the company goals and the maximization of its profits and the circumstances under which he or she is leaving the company.

24 Nexxen International Ltd Annual Report 2023 The Board and the Committees continued GOVERNANCE The compensation policy must also include, among other things: • With regards to variable components: • With the exception of office holders who report to the chief executive officer, a means of determining the variable components on the basis of long-term performance and measurable criteria; provided that the company may determine that an immaterial part of the variable components of the compensation package of an office holder shall be awarded based on non-measurable criteria, if such amount is not higher than three months’ salary per annum, taking into account such office holder’s contribution to the company; • The ratio between variable and fixed components, as well as the limit of the values of variable components at the time of their payment, or in the case of equity-based compensation, at the time of grant; • A condition under which the office holder will return to the company, according to conditions to be set forth in the compensation policy, any amounts paid as part of the office holder’s terms of employment, if such amounts were paid based on information later to be discovered to be wrong, and such information was restated in the company’s financial statements; • The minimum holding or vesting period of variable equitybased components to be set in the terms of office or employment, as applicable, while taking into consideration long-term incentives; and • A limit to retirement grants. Our compensation policy was last adopted by our compensation committee, board of directors and shareholders on December 27, 2023 and is filed as an exhibit to this Annual Report. SUSTAINABILITY, NOMINATING AND GOVERNANCE COMMITTEE Our sustainability, nominating and governance committee consists of Neil Jones, Joana Parnell and Christopher Stibbs. Christopher Stibbs serves as chairperson of the committee. Our board of directors has adopted a sustainability, nominating and governance committee charter setting forth the responsibilities of the committee, which include: • Overseeing and assisting our board in reviewing and recommending nominees for election as directors; • Assessing the performance of the members of our board; and • Establishing and maintaining effective corporate governance policies and practices, including, but not limited to, developing and recommending to our board a set of corporate governance guidelines applicable to our business; and • To oversee our policies, programs and strategies related to environmental, social and governance. A copy of the sustainability, nominating and governance committee charter is available to investors and others on our website at investors.nexxen.com/governance/governanceoverview. CONFLICTS OF INTEREST Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or place of profit in the Company or in any company in which the Company shall be a shareholder or otherwise interested, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall be in any way interested, be voided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or place of profit or realized by any such contract or arrangement by reason only of such Director’s holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him at the meeting of the Board at which the contract or arrangement is first considered, if his interest then exists, or, in any other case, at no later than the first meeting of the Board after the acquisition of his interest. The Board shall be entitled to delegate its approval power under Section 271 of the Companies Law to a committee of the Board or to such person it deems appropriate, whether generally, with respect to a certain contract or transaction or with respect to certain types of contracts or transactions, and the power of such committee or person shall be regarded as another method of approval within the meaning of Section 271 of the Companies Law. RELATIONSHIP WITH SHAREHOLDERS The Company encourages the participation of both institutional and private investors. The Chief Executive Officer, Chief Financial Officer and Head of Investor Relations meet regularly with institutional investors, usually in regard to the issuance of quarterly and full year results. Communication with private individuals is maintained through the Annual General Meeting and the Company’s annual and interim reports. In addition, further details on the strategy and performance of the Company can be found on its website (www.nexxen.com), which includes copies of the Company’s press releases. Regular updates are provided to the Board on meetings with shareholders and analysts, and brokers’ opinions. Non-executive directors are available to meet major shareholders, if required. Investors are also encouraged to contact the Company’s Investor Relations advisors, Vigo Consulting in the UK, and KCSA in the US. INTERNAL CONTROLS Evaluation of Disclosure Controls and Procedures We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act that are designed to ensure that information required to be disclosed in the Company’s reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosures. Any controls and procedures can provide only reasonable assurance of achieving the desired objectives of the disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2023. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2023, our disclosure controls and procedures were effective.

Nexxen International Ltd Annual Report 2023 25 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS Management’s Annual Report on Internal Control over Financial Reporting Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our management conducted an assessment of the effectiveness of our internal control over financial reporting based on the criteria set forth in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that, as of December 31, 2023, our internal control over financial reporting was effective. This Annual Report does not include an attestation report of our registered public accounting regarding internal control over financial reporting firm because we are currently an emerging growth company in accordance with the Exchange Act. Changes in Internal Control over Financial Reporting There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the period covered by this Annual Report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. AUDIT AND AUDITOR INDEPENDENCE An additional responsibility of the Audit Committee is to keep under review the scope and cost effectiveness of the external audit. This includes recommending to the Board the appointment of the external auditors and reviewing the scope of the audit, approving the audit fee and, on an annual basis, the Committee being satisfied that the auditors are independent. Somekh Chaikin, member firm of KPMG International, is retained to perform audit and audit-related work on the Company and its subsidiaries. The Audit Committee monitors the nature and extent of non-audit work undertaken by the auditors. It is satisfied that there are adequate controls in place to ensure auditor independence and objectivity. Periodically, the Audit Committee monitors the cost of non-audit work undertaken by the auditors. The Audit Committee considers that it is in a position to take action if at any time it believes that there is a risk of the auditors’ independence being undermined through the award of this work.

26 Nexxen International Ltd Annual Report 2023 Takeovers & Mergers GOVERNANCE MERGERS The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies. For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by any person or entity who holds 25% or more of the voting rights of the other party or the right to appoint 25% or more of the directors of the other party, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the nonsurviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders. Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of the merging company, and may further give instructions to secure the rights of creditors. In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger is filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies is obtained. Special Tender Offer The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control). In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with thirdparties in order to obtain a competing offer.

Nexxen International Ltd Annual Report 2023 27 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS If a special tender offer is accepted, then shareholders who did not respond to or that had objected the offer may accept the offer within four days of the last day set for the acceptance of the offer and they will be considered to have accepted the offer from the first day it was made. In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer. Shares purchased in contradiction to the special tender offer rules under the Companies Law will have no rights and will become dormant shares. FULL TENDER OFFER A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the offerees that do not have a personal interest in the acceptance of the tender offer or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in contradiction to the full tender offer rules under the Companies Law will have no rights and will become dormant shares.

28 Nexxen International Ltd Annual Report 2023 Directors’ Report GOVERNANCE PRINCIPAL ACTIVITIES Nexxen is a flexible unified platform that helps empower durable growth across the media supply chain. Our end-toend, video-first platform facilitates and optimizes engaging advertising campaigns for brands, media groups and content creators worldwide—enabling powerful partnerships and delivering meaningful results. A leader in CTV, data, and Video, Nexxen’s footprint is expanding across some of the industry’s fastest-growing activities, driven by a global team of seasoned technologists and digital natives. BUSINESS REVIEW The information that fulfils the requirements of the business review, including details of the 2023 results, principal risks and uncertainties and the outlook for future years, are set out in the Chairman’s, Chief Executive Officer’s and Chief Financial Officer’s statements on pages 2 to 15, and in this Directors’ Report. DIRECTORS The following Directors held office as indicated below for the year ended 31 December 2023 and up to the date of signing the consolidated financial statements except where otherwise shown. Christopher Stibbs - Non-Executive Chairperson (Throughout 2023-present) Ofer Druker - Chief Executive Officer and Director (Throughout 2023-present) Sagi Niri - Chief Financial Officer and Director (Throughout 2023-present) Yaniv Carmi - Chief Operating Officer and Director (Throughout 2023-present) Rebekah Brooks - Non-Executive Director (Throughout 2023-present) Norm Johnston - Non-Executive Director (Throughout 2023-present) Neil Jones - Senior Non-Executive Director (Throughout 2023-present) Joanna Parnell - Non-Executive Director (Throughout 2023-present) Lisa Klinger - Non-Executive Director (Throughout 2023-present) Daniel Kerstein - Non-Executive Director (December 2023-present) Rhys Summerton - Non-Executive Director (December 2023-present) DIRECTORS’ COMPENSATION AND INTERESTS The Compensation Report is set out on pages 33 to 35. It includes details of Directors’ compensation, interests in the Ordinary Shares of the Company and share options. CORPORATE GOVERNANCE The Board’s Corporate Governance Report is set out on pages 18 to 20. DIRECTORS’ RESPONSIBILITIES The Companies Law requires the Directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company as at the end of the relevant financial year pursuant to applicable accounting standards. The Directors, after considering the risks and uncertainties and after reviewing the Company’s operating budgets, investment plans and financing arrangements, consider that the Company has sufficient resources at their disposal to continue their operations for the foreseeable future. Accordingly, the financial statements have been prepared on a going concern basis. PRINCIPLE RISKS AND UNCERTAINTIES The Directors assess and monitor the key risks of the business on an ongoing basis. Following are the principal risks and uncertainties that could have a material effect on the Company’s performance. A full detailed list of principle risks and uncertainties is disclosed within in the Company’s latest Form 20-f located here: https://investors.nexxen.com/static-files/adbbaca7- 60d4-41d0-ae3c-0a509cc6fd28 An abbreviated list is detailed below: Risks Relating to Our Business • Our success and revenue growth are dependent on adding new advertisers and publishers, effectively educating and training our existing advertisers and publishers on how to make full use of our platform and increasing usage of our platform by advertisers and publishers. • Our business depends on our ability to maintain and expand access to advertising spend, including spend from a limited number of DSPs, agencies, and advertisers. • Our business depends on our ability to maintain and expand access to valuable inventory from publishers, including our largest publishers. • If we fail to make the right investment decisions in our platform, or if we fail to innovate and develop new solutions that are adopted by advertisers and publishers, we may not attract and retain advertisers and publishers, which could have an adverse effect on our business, results of operations and financial condition. • Significant parts of our business depend on relationships with data providers for data sets used to deliver targeted campaigns. • Our business depends on our ability to collect, use and disclose certain data, including CTV data, to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our platform and cause us to lose publishers, advertisers and revenue. Consumer tools, regulatory restrictions, and technological limitations all threaten our ability to use and disclose data. • If the use of third-party “cookies,” mobile device IDs, CTV data collection or other tracking technologies is restricted without similar or better alternatives (and adoption of such alternatives), our platform’s effectiveness could be diminished and our business, results of operations and financial condition could be adversely affected.

Nexxen International Ltd Annual Report 2023 29 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS • Our failure to meet content and inventory standards and provide services that our advertisers and publishers trust could harm our brand and reputation and negatively impact our business, operating results, and financial condition. • We must grow rapidly to become a market leader and to accomplish our strategic objectives. If we fail to grow, or fail to manage our growth effectively, the value of our company may decline. • The market for programmatic buying for advertising campaigns is evolving. If this market develops slower or differently than we expect, our business, operating results and financial condition could be adversely affected. • If we fail to detect or prevent fraud on our platform, or malware intrusion into the systems or devices of our publishers and their consumers, publishers could lose confidence in our platform and we could face legal claims and other liability that could adversely affect our business, results of operations and financial condition. • If the use of digital advertising is rejected by consumers, through opt-in, opt-out or ad-blocking technologies or other means, it could have an adverse effect on our business, results of operations and financial condition. • We must scale our platform infrastructure to support anticipated growth and transaction volume. If we fail to do so, we may limit our ability to process inventory and we may lose revenue. • Disruptions to service from our third-party data center hosting facilities and cloud computing and hosting providers could impair the delivery of our services and harm our business. • We face potential liability and harm to our business based on the human factor of inputting information into our platform. • We are subject to cybersecurity risks to operational systems, security systems, infrastructure and personal data processed by us or third-party vendors or suppliers and any material failure, weakness, interruption, cyber event, incident or breach of security could prevent us from effectively operating our business. • Any failure to protect our intellectual property rights could negatively impact our business. Risks Relating to the Market in Which We Operate • If the non-proprietary technology, software, products and services that we use are unavailable, have future terms we cannot agree to or do not perform as we expect, our business, operating results and financial condition could be harmed. • Our revenue and results of operations are highly dependent on the overall demand for advertising. Factors that affect the amount of advertising spending, such as economic downturns, inflation, supply constraints, geopolitical issues, and pandemics, can make it difficult to predict our revenue and could adversely affect our business, results of operations and financial condition. • Our global operations subject us to certain risks beyond our control and may adversely affect our financial results. • Our business and operations have been, and may in the future be, adversely affected by health epidemics, pandemics and other outbreaks of infectious disease, such as the global pandemic caused by COVID-19. • Any decrease in the use of the advertising or publishing channels that we primarily depend on, or failure to expand into emerging channels, could adversely affect our business, results of operations and financial condition. • If CTV develops in ways that prevent advertisements from being delivered to consumers, our business, results of operations and financial condition may be adversely affected. • The market in which we participate is intensely competitive, and we may not be able to compete successfully with our current or future competitors. • Seasonal fluctuations or market changes in advertising activity could have a material impact on our revenue, cash flow and operating results. • If we do not effectively grow and train our sales and support teams, we may be unable to add new customers or increase usage of our platform by our existing customers and our business will be adversely affected. • The United Kingdom’s withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business. Risks Relating to Global Operations Including Location in Israel and Our Employees • Our long-term success depends on our ability to operate internationally making us susceptible to risks associated with cross-border sales and operations. • We depend on our executive officers and other key employees, and the loss of one or more of these employees could harm our business. • Inability to attract and retain other highly skilled employees could harm our business. • The impact of political, economic and military conditions in Israel, including the ongoing Israel-Hamas war and other conditions in Israel, and surrounding regions, could materially and adversely affect our business. • Your rights and responsibilities as our shareholder will be governed by Israeli law, which may differ in some respects from the rights and responsibilities of shareholders of U.S. corporations. • Provisions of Israeli law and our amended and restated articles of association may delay, prevent, or make undesirable an acquisition of all or a significant portion of our ADSs or assets. • Our amended and restated articles of association provide that unless we consent to an alternate forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any claims arising under the Securities Act of 1933, as amended (the “Securities Act”), which may limit the ability of our shareholders to initiate litigation against us or increase the cost thereof. • It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

30 Nexxen International Ltd Annual Report 2023 Directors’ Report continued GOVERNANCE Risks Relating to Our Financial Position • Our operating history makes it difficult to evaluate our business and prospects and may increase the risk associated with your investment. • We often have long sales cycles, which can result in significant time and investment between initial contact with a prospect and execution of an agreement with an advertiser or publisher, making it difficult to project when, if at all, we will obtain new advertisers or publishers, and when we will generate revenue from them. • We are subject to payment-related risks and, if our advertisers do not pay or dispute their invoices, our business, financial condition and operating results may be adversely affected. • Any future acquisitions or strategic investments could be difficult to integrate, divert the attention of management, and could disrupt our business, dilute shareholder value and adversely affect our business, results of operations and financial condition. • We are a party to a credit agreement which contains a number of covenants that may restrict our current and future operations and could adversely affect our ability to execute business needs. Risks Relating to Legal or Regulatory Constraints • We are subject to regulation with respect to political advertising, which lacks clarity and uniformity. • We are subject to laws and regulations related to data privacy, data protection and information security and consumer protection across different markets where we conduct our business, including in the United States, the European Economic Area (“EEA”) and the United Kingdom and industry requirements and such laws, regulations and industry requirements are constantly evolving and changing. • If publishers, buyers, and data providers do not obtain necessary and requisite consents from consumers for us to process their personal data, we could be subject to fines and liability. • We generally do not have a direct relationship with consumers who view advertisements placed through our platform, so we may not be able to disclaim liabilities from such consumers through terms of use on our platform. • We face potential liability and harm to our business based on the nature of our business and the content on our platform and we are, and may be in the future, involved in commercial disputes with counterparties with whom we do business. • We are subject to anti-bribery, anti-corruption and similar laws and non-compliance with such laws can subject us to criminal penalties or significant fines and harm our business and reputation. Risks Relating to Our ADSs • The price of our ADSs and the trading volume of our ADSs may be volatile, and you may lose all or part of your investment. • There was no public market for our ADSs prior to the listing of our ADSs on the Nasdaq Global Market effective in June 2021 (the “IPO”), and an active trading market may not develop at the rate and volume expected which may impact investors’ ability to sell our ADSs. • If we do not meet the expectations of equity research analysts, if they do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our ADSs, the price of our ADSs and trading volume could decline. • The dual listing of our ordinary shares and our ADSs may adversely affect the liquidity and value of our ordinary shares and ADSs. • We qualify as an emerging growth company, as defined in the Securities Act, and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our ADSs less attractive to investors because we may rely on these reduced disclosure requirements. • We are foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company. • We may lose our “foreign private issuer” status in the future, which could result in significant additional costs and expenses. • The market price of our ADSs could be negatively affected by future issuances and sales of our ADSs or ordinary shares. • We cannot guarantee that we will repurchase any of our ordinary shares pursuant to our announced repurchase plan or that our repurchase plan will enhance long-term shareholder value. • There can be no assurance that we will not be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to United States Holders of our ADSs.

Nexxen International Ltd Annual Report 2023 31 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS • If a United States person is treated as owning at least 10% of our shares (by vote or value), such holder may be subject to adverse U.S. federal income tax consequences. • We have broad discretion over the use of proceeds we received in our IPO and may not apply the proceeds in ways that increase the value of your investment. • We incur increased costs as a result of operating as a U.S. listed public company, and our management is required to devote substantial time to new compliance initiatives and corporate governance practices. • Because we may not pay any cash dividends on our ADSs in the future, capital appreciation, if any, may be holders of ADSs sole source of gains and they may never receive a return on their investment. • Securities traded on AIM may carry a higher risk than securities traded on other exchanges, which may impact the value of your investment. • You may not be able to exercise your right to vote the ordinary shares underlying your ADSs. • Holders of the ADSs are not able to exercise the preemptive subscription rights related to the ordinary shares that they represent and may suffer dilution of their equity holding in the event of future issuances of our ordinary shares. • Holders of ADSs may not receive distributions on our ordinary shares in the form of ADSs or any value for them if it is illegal or impractical to make them available to holders of ADSs. • ADS holders may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action. • Holders of our ADSs or ordinary shares have limited choice of forum, which could limit your ability to obtain a favorable judicial forum for complaints against us, the depositary or our respective directors, officers or employees. • Holders of ADSs may be subject to limitations on transfer of their ADSs. • Exposure to foreign currency exchange rate fluctuations could negatively impact our results of operations. • A small number of significant beneficial owners of our shares have significant influence over matters requiring shareholder approval, which could delay or prevent a change of control. RESEARCH AND DEVELOPMENT Our business model enables us to invest into our research and development efforts, which have helped grow our business. Our platform is extremely efficient at managing large amounts of complex data and is leveraged by both our advertisers and publishers in real time. We are committed to innovative technologies and rapid introduction of enhanced functionalities to support the dynamic needs of our advertisers and publishers. We therefore expect technology and development expense to increase as we continue to invest in our platform to support increased volume of advertising spend and our international expansion. Our technology and development team is mainly based in the United States and Israel and is comprised of 252 employees. Research and development expenses were $49.7 million, $33.7 million and $18.4 million in 2023, 2022 and 2021, respectively, and accounted for17.3%, 14.7%, and 9.4% of our operating expenses in 2023, 2022 and 2021 respectively. Our success depends, in part, on our ability to protect the proprietary methods and technologies that we develop or otherwise acquire. We rely on a combination of patent, trademark, copyright, trade secret laws, confidentiality procedures and contractual provisions to protect our proprietary methods and technologies and own more than 50 patents. We recently rebranded our Company’s various businesses under the name “nexxen” and associated Nexxen logo, in order to further promote our unified service and product offerings. The Company has been working on this rebranding in its public facing assets. The Company has already obtained international trademark registration for these trademarks. The Company has also received Notices of Publication from the United States and Australian Trademark Offices for our U.S. and Australian Trademark Applications on “nexxen” and the nexxen logo. The Company is actively prosecuting similar trademark applications in Canada, China, the European Union, Israel, Japan, Mexico, Singapore, and the United Kingdom. The Company also uses and actively protects other trademarks in various jurisdictions and holds trademark registrations for the Perk mark in the United States and the Perk logo in Australia, New Zealand, United Kingdom, and WIPO. We generally enter into confidentiality and/or license agreements with our employees, consultants, vendors and advertisers, and we generally limit access to, and distribution of, our proprietary information. We intend to pursue additional intellectual property protection to the extent we believe it would be beneficial and cost effective.

32 Nexxen International Ltd Annual Report 2023 Directors’ Report continued GOVERNANCE SHARE CAPITAL AND SUBSTANTIAL SHAREHOLDINGS Details of the share capital of the Company as at 31 December 2023 are set out in Note 15 to the consolidated financial statements. At May 14, 2024, the total issued and outstanding number of Ordinary Shares were 139,111,318 and 56,231,353 Ordinary Shares were held in treasury as dormant shares. The following held 3% or more of the ordinary share capital of Nexxen: Shareholder % Mithaq Capital 25.8% Toscafund Asset Management 13.8% Schroder Investment Management 10.3% News Corp 6.1% Lombard Odier Asset Management (Europe) Limited 5.0% JB Capital Partners 4.0% Hargreaves Lansdown Asset Management 3.7% Interactive Investor 3.5% River & Mercantile Asset Management 3.5% INDEPENDENT AUDITORS Somekh Chaikin, a member firm of KPMG International (“KPMG”), located in Tel Aviv, Israel (PCAOB ID No. 1057), has served as our independent registered public accounting firm for the fiscal years ended December 31, 2023 and 2022. The following are KPMG fees for professional services in each of the respective years: Year ending December 31 2023 $’000 2022 $’000 Audit Fees(1) 826 842 Audit-related fees(2) – 130 Tax fees 281 288 Total 1,107 1,260 (1) “Audit fees” are the aggregate fees billed for professional services rendered for the audit of our annual financial statements or services that are normally provided by the accountant in connection with statutory and regulatory filings or engagements. (2) “Audit-related fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under audit fees. These fees primarily consist of accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. Pre-Approval Policies and Procedures The advance approval of our audit committee or members thereof, to whom approval authority has been delegated, is required for all audit and non-audit services provided by our auditors. Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually a catalog of specific audit and non-audit services in the categories of audit service, audit-related service and tax services that may be performed by our independent accountants.

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Compensation Report

DIRECTORS' COMPENSATION

The Board recognises that Directors' Compensation is of legitimate interest to the shareholders. The Company operates within a competitive environment, performance depends on the individual contributions of the Directors and employees and it believes in rewarding vision and innovation. As an Israeli company listed on the AIM market of the London Stock Exchange and the NASDAQ, the Company is not required to comply with the requirements of Schedule 8 to the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008.

POLICY ON DIRECTORS' COMPENSATION

The policy of the Board is to provide executive compensation packages designed to attract, motivate and retain Directors of the caliber necessary to maintain the Company's position. It aims to provide sufficient levels of compensation to do this, but to avoid paying more than is necessary. The compensation will also reflect the Director's responsibilities.

COMPENSATION OF EXECUTIVES AND OTHER MANAGERS

Aggregate Compensation of Office Holders

The aggregate compensation, including share-based compensation, paid by us and our subsidiaries to our executive officers and directors for the year ended December 31, 2023 was approximately $13.5 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

As of December 31, 2023, 1,602,500 RSUs and PSUs granted to our executive officers and directors were outstanding under our equity incentive plans.

Compensation Disclosure in Accordance with Israeli Law

The table below is required under applicable Israeli Law and sets forth the compensation earned by our five most highly compensated office holders during or with respect to the year ended December 31, 2023. We refer to the five individuals for whom disclosure is provided herein as our "Covered Executives." For purposes of the table and the summary below, "compensation" includes base salary, bonuses, equity-based compensation, retirement or termination payments, and any benefits or perquisites such as car, phone and social benefits, as well as any undertaking to provide such compensation in the future.

Summary Compensation Table

	Information Regarding Covered Executives[1]				
Name and Principal Position[2]	Based Salary	Benefits and Prerequisites[3]	Variable Compensation[4]	Equity-Based Compensation[5]	**Total**
Ofer Druker Chief Executive Officer	720,000	76,291	468,000	5,908,292	**7,173,213**
Yaniv Carmi Chief Operating Officer	600,000	73,491	312,000	2,612,659	**3,598,150**
Sagi Niri Chief Financial Officer	324,367	91,613	195,000	2,088,681	**2,699,661**
Chance Lee Johnson Chief Commercial Officer	350,000	62,129	328,186	489,491	**1,229,806**
Tal Mor Chief Technology Officer	256,250	54,228	227,500	629,715	**1,167,693**

(1) In accordance with Israeli law, all amounts reported in the table are in terms of cost to the Company, as recorded in our audited consolidated financial statements for the year ended December 31, 2023.

(2) All current officers listed in the table are full-time employees. Cash compensation amounts denominated in currencies other than the U.S. dollar were converted into U.S. dollars at the average conversion rate for the year ended December 31, 2023.

(3) Amounts reported in this column include benefits and perquisites, including those mandated by applicable law. Such benefits and perquisites may include, to the extent applicable to each executive, payments, contributions and/or allocations for savings funds, pension, severance, vacation, car or car allowance, medical insurances and benefits, risk insurances (such as life, disability and accident insurances), convalescence pay, payments for Medicare and social security, tax gross-up payments and other benefits and perquisites consistent with our guidelines, regardless of whether such amounts have actually been paid to the executive

(4) Amounts reported in this column refer to variable compensation such as earned commissions, incentives and earned or paid bonuses as recorded in our audited consolidated financial statements for the year ended December 31, 2023.

(5) Amounts reported in this column represent the expense recorded in our audited consolidated financial statements for the year ended December 31, 2023 with respect to equity-based compensation, reflecting also equity awards made in previous years which have vested during the current year. Assumptions and key variables used in the calculation of such amounts are described in Note 17 to our audited consolidated financial statements, which are included in this Annual Report.

Nexxen International Ltd Annual Report 2023 33

34 Nexxen International Ltd Annual Report 2023 GOVERNANCE Executive Officers Chief Executive Officer and Executive Director. Ofer Druker, our Chief Executive Officer and executive director, currently receives an annual base salary of $720,000, and he is eligible to an annual bonus equal to up to 100% of his annual base salary (or $720,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Druker, effective upon completion of the IPO, 2,625,000 RSUs and 1,125,000 PSUs pursuant to our 2017 Equity Incentive Plan (the “2017 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Druker continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Druker continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Druker was not granted any equity awards in 2022 or 2023. Chief Operating Officer and Executive Director. Yaniv Carmi, our Chief Operating Officer and executive director, has a current annual base salary of $600,000, and he is eligible to an annual bonus equal to up to 80% of his annual base salary (or $480,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. Mr. Carmi is entitled to a special bonus of £300,000 (or $381,939) in the event of a company sale (or a pro rata portion in the case of a partial sale). In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Carmi, effective upon the IPO, 1,155,000 RSUs and 495,000 PSUs pursuant to our 2017 Plan. The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Carmi continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Carmi continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Carmi was not granted any equity awards in 2022 or 2023. Chief Financial Officer and Executive Director. Sagi Niri, our Chief Financial Officer and executive director, has a current annual base salary of NIS 1,200,000 (approximately $324,367), and he is eligible to an annual bonus equal to up to 92% of his annual base salary (or $300,000), subject to compliance with annual performance criteria to be determined by the compensation committee each year. In 2021, our compensation committee, board of directors and shareholders approved to grant to Mr. Niri, effective upon the completion of the IPO, 945,000 RSUs and 405,000 PSUs pursuant to our Global Share Incentive Plan (2011), as amended (the “2011 Plan”). The RSUs vest gradually over a period of three years, with 8.33% of the grant vesting each quarter, subject to Mr. Niri continuing to be employed by the group on the applicable vesting date. The PSUs vest gradually over a period of three years, with 33.33% of each grant vesting each year, subject to (i) Mr. Niri continuing to be employed by the group on the applicable vesting date, and (ii) compliance with performance-based metrics as determined by the compensation committee. The vesting of the RSUs and PSUs shall accelerate in full automatically upon the consummation of a change in control of the Company. Mr. Niri was not granted any equity awards in 2022 or 2023. Non-Executive Directors We currently pay the chairman of our board of directors an annual cash retainer of £150,000 (approximately $187,080) and each of our other nonexecutive directors an annual cash retainer of £43,000 (approximately $53,629). In addition, we pay the chair of our audit committee an annual cash retainer of $18,000 and the chair of our compensation committee an annual cash retainer of £7,000 (approximately $8,730), and we pay our senior non-executive director, Neil Jones, an additional annual cash retainer of £5,000 (approximately $6,236). EQUITY INCENTIVE PLANS 2011 Equity Incentive Plan We maintain the 2011 Plan, under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete. The 2011 Plan is administered by our board of directors with the assistance of the compensation committee, and provides for the grant of options, restricted shares and restricted share units. The 2011 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance”). Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, restricted share units or options, subject to the terms and conditions set forth in the Ordinance. Our non-employee service providers and controlling shareholders may only be granted awards under section 3(i) of the Ordinance, which does not provide for similar tax benefits. Compensation Report continued

2017 Equity Incentive Plan
We maintain the 2017 Plan under which we may grant equity-based incentive awards to attract, motivate and retain the talent for which we compete.

The 2017 Plan is administered by our board of directors with the assistance of the compensation committee.

The 2017 Plan provides for granting awards under various tax regimes, including, without limitation, awards granted to our United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, Section 422 of the Internal Revenue Code (the "IRC") and Section 409A of the IRC.

The 2017 Plan provides for the grant of stock options (including incentive stock options and nonqualified stock options), restricted shares, restricted share units, performance bonus awards, performance units and performance shares. Options granted under the 2017 Plan to our employees who are U.S. residents may qualify as "incentive stock options" within the meaning of Section 422 of the IRC, or may be non-qualified stock options.

On December 27, 2023, our shareholders approved (i) an increase of 1,250,000 ordinary shares to the share reserve of the 2011 Plan, and (ii) an increase of 3,750,000 ordinary shares to the share reserve of the 2017 Plan.

As of December 31, 2023, a total of 3,705,228 options to purchase ordinary shares, with a weighted average exercise price of £6.21 ($7.91) per share and 2,973,572 RSUs and PSUs were outstanding under the 2011 Plan and 2017 Plan, collectively. As of December 31, 2023, 6,202,712 ordinary shares were available for future issuance under the 2011 Plan and 2017 Plan, collectively.

In connection with the SpearAd acquisition in October 2021, we issued the sellers 370,000 restricted share awards subject to time and performance vesting criteria. As of December 31, 2023, 69,999 of such restricted share awards were outstanding. The restricted share awards were not issued as part of the Company's equity incentive plans.

NEW GRANTS DURING THE PERIOD

During 2023, the Group granted 0 thousand share options and 497 thousand Restricted Share Units (RSUs) and Performance Stock Units (PSUs) to its executive officers and employees from outstanding awards under Nexxen's equity incentive plans.

Director	Number of RSU/ PSU granted	Total number of RSU/PSU held as of May 14 2024
Ofer Druker*	0	593,750
Yaniv Carmi**	0	261,250
Sagi Niri***	0	283,750

* Ofer Druker: 1,250,000 RSU/PSU vested during 2023
** Yaniv Carmi: 550,000 RSU/PSU vested during 2023
*** Sagi Niri: 520,000 RSU/PSU vested during 2023

DIRECTORS' AND RELATED PARTIES INTERESTS

As of May 14 2024:

	Number of ordinary shares	Number of ordinary shares under option, RSUs and PSUs	Percentage holding of Total Voting Rights	Percentage holding on a fully diluted basis
Ofer Druker	4,416,379	593,750	3.17%	3.37%
Yaniv Carmi	2,050,787	261,250	1.47%	1.56%
Sagi Niri	1,443,900	283,750	1.04%	1.16%
Joanna Parnell	Nil	Nil	Nil	Nil
Neil Jones	8,000	Nil	0.01%	0.01%
Christopher Stibbs	Nil	Nil	Nil	Nil
Rebekah Brooks	Nil	Nil	Nil	Nil
Norman Johnston	Nil	Nil	Nil	Nil
Lisa Klinger	Nil	Nil	Nil	Nil
Daniel Kerstein	Nil	Nil	Nil	Nil
Rhys Summerton	Nil	Nil	Nil	Nil

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Nexxen International Ltd Annual Report 2023 35

36 Nexxen International Ltd Annual Report 2023 Financial Statements FINANCIAL STATEMENTS USE OF NON-IFRS FINANCIAL INFORMATION In addition to our IFRS results, we review certain non-IFRS financial measures to help us evaluate our business, measure our performance, identify trends affecting our business, establish budgets, measure the effectiveness of investments in our technology and development and sales and marketing, and assess our operational efficiencies. These non-IFRS measures include Contribution ex-TAC, Adjusted EBITDA, Adjusted EBITDA Margin, Non-IFRS Net Income, and Non-IFRS Earnings per share, each of which is discussed below. These non-IFRS financial measures are not intended to be considered in isolation from, as substitutes for, or as superior to, the corresponding financial measures prepared in accordance with IFRS. You are encouraged to evaluate these adjustments and review the reconciliation of these non-IFRS financial measures to their most comparable IFRS measures, and the reasons we consider them appropriate. It is important to note that the particular items we exclude from, or include in, our non-IFRS financial measures may differ from the items excluded from, or included in, similar non-IFRS financial measures used by other companies. See “Reconciliation of Revenue to Contribution ex-TAC,” “Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA,” and “Reconciliation of Net Income (Loss) to Non-IFRS Net Income,” included as part of this press release. • Contribution ex-TAC: Contribution ex-TAC for Nexxen is defined as gross profit plus depreciation and amortization attributable to cost of revenues and cost of revenues (exclusive of depreciation and amortization) minus the Performance media cost (“traffic acquisition costs” or “TAC”). Performance media cost represents the costs of purchases of impressions from publishers on a cost-per-thousand impression basis in our non-core Performance activities. Contribution ex-TAC is a supplemental measure of our financial performance that is not required by, or presented in accordance with, IFRS. Contribution ex-TAC should not be considered as an alternative to gross profit as a measure of financial performance. Contribution ex-TAC is a non-IFRS financial measure and should not be viewed in isolation. We believe Contribution ex-TAC is a useful measure in assessing the performance of Nexxen, because it facilitates a consistent comparison against our core business without considering the impact of traffic acquisition costs related to revenue reported on a gross basis. • Adjusted EBITDA: We define Adjusted EBITDA for Nexxen as total comprehensive income (loss) for the period adjusted for foreign currency translation differences for foreign operations, foreign currency translation for subsidiary sold reclassified to profit and loss, financing expenses (income), net, tax expenses, depreciation and amortization, stock-based compensation, restructuring, acquisition-related costs and other expenses, net. Adjusted EBITDA is included in the press release because it is a key metric used by management and our board of directors to assess our financial performance. Adjusted EBITDA is frequently used by analysts, investors, and other interested parties to evaluate companies in our industry. Management believes that Adjusted EBITDA is an appropriate measure of operating performance because it eliminates the impact of expenses that do not relate directly to the performance of the underlying business. • Adjusted EBITDA Margin: We define Adjusted EBITDA Margin as Adjusted EBITDA on a Contribution ex-TAC basis. • Non-IFRS Income (Loss) and Non-IFRS Earnings (Loss) per Share: We define non-IFRS earnings (loss) per share as non-IFRS income (loss) divided by non-IFRS weighted-average shares outstanding. Non-IFRS income (loss) is equal to net income (loss) excluding stock-based compensation, and cash- and non-cash-based acquisition and related expenses, including amortization of acquired intangible assets, merger-related severance costs, and transaction expenses. In periods in which we have non-IFRS income, non-IFRS weighted-average shares outstanding used to calculate non-IFRS earnings per share includes the impact of potentially dilutive shares. Potentially dilutive shares consist of stock options, restricted stock awards, restricted stock units, and performance stock units, each computed using the treasury stock method. We believe non-IFRS earnings (loss) per share is useful to investors in evaluating our ongoing operational performance and our trends on a per share basis, and also facilitates comparison of our financial results on a per share basis with other companies, many of which present a similar non-IFRS measure. However, a potential limitation of our use of non-IFRS earnings (loss) per share is that other companies may define non-IFRS earnings per share differently, which may make comparison difficult. This measure may also exclude expenses that may have a material impact on our reported financial results. Non-IFRS earnings (loss) per share is a performance measure and should not be used as a measure of liquidity. Because of these limitations, we also consider the comparable IFRS measure of net income. We do not provide a reconciliation of forward-looking non-IFRS financial metrics, because reconciling information is not available without an unreasonable effort, such as attempting to make assumptions that cannot reasonably be made on a forward-looking basis to determine the corresponding IFRS metric. The information contained within this announcement is deemed by the Company to constitute inside information as stipulated under the Market Abuse

Nexxen International Ltd Annual Report 2023 37 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS FORWARD LOOKING STATEMENTS This annual report contains forward-looking statements, including forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities and Exchange Act of 1934, as amended. Forward-looking statements are identified by words such as “anticipates,” “believes,” “expects,” “intends,” “may,” “can,” “will,” “estimates,” and other similar expressions. However, these words are not the only way Nexxen identifies forwardlooking statements. All statements contained in this annual report that do not relate to matters of historical fact should be considered forward-looking statements, including without limitation statements regarding anticipated financial results for full year 2024 and beyond; anticipated benefits of Nexxen’s strategic transactions and commercial partnerships; anticipated features and benefits of Nexxen’s products and service offerings; Nexxen’s positioning for accelerated growth and continued future growth in both the US and international markets in 2024 and beyond; Nexxen’s medium- to long-term prospects; management’s belief that Nexxen is well-positioned to benefit from future industry growth trends and Company-specific catalysts; the Company’s expectations with respect to Video revenue; the potential negative impact of ongoing macroeconomic headwinds and uncertainty that have limited advertising activity and the anticipation that these challenges could continue to have an impact for the remainder of 2024 and beyond; the Company’s plans with respect to its cash reserves and its intent to not undertake any major acquisitions in the near-term; its continued focus in 2024 on expanding its base of end-to-end customers, growing data licensing revenue and expanding its streaming, TV, and agency partnerships to drive growth and increased profitability; the expectation of launching its TV Intelligence solution in additional major international markets in 2024, enhancing and expanding the Company’s international CTV growth opportunity; the anticipated benefits from the Company’s investment in VIDAA and its enhanced strategic relationship with Hisense; the anticipated benefits of the rebranding of the Tremor group to Nexxen, and the Company’s plans with respect thereto, as well as any other statements related to Nexxen’s future financial results and operating performance. These statements are neither promises nor guarantees but involve known and unknown risks, uncertainties and other important factors that may cause Nexxen’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including, but not limited to, the following: negative global economic conditions; global conflicts and war, including the current terrorist attacks by Hamas, and the war and hostilities between Israel and Hamas and Israel and Hezbollah, and how those conditions may adversely impact Nexxen’s business, customers, and the markets in which Nexxen competes; changes in industry trends; the risk that Nexxen will not realize the anticipated benefits of its acquisition of Amobee and strategic investment in VIDAA; and, other negative developments in Nexxen’s business or unfavourable legislative or regulatory developments. Nexxen cautions you not to place undue reliance on these forward-looking statements. For a more detailed discussion of these factors, and other factors that could cause actual results to vary materially, interested parties should review the risk factors listed in the Company’s most recent Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission (www.sec.gov) on March 6, 2024. Any forward-looking statements made by Nexxen in this annual report speak only as of the date of this annual report, and Nexxen does not intend to update these forward-looking statements after the date of this annual report, except as required by law. Nexxen, and the Nexxen logo are trademarks of Nexxen International Ltd. in the United States and other countries. All other trademarks are the property of their respective owners. The use of the word “partner” or “partnership” in this annual report does not mean a legal partner or legal partnership.

FINANCIAL STATEMENTS

Financial Statements
continued

Reconciliation of Total Comprehensive Income (Loss) to Adjusted EBITDA

	2023 $'000	2022 $'000	%	2023 $'000	2022 $'000	%
Total comprehensive income (loss)	**5,341**	9,796	(45%)	**(18,127)**	16,238	(212%)
Foreign currency translation differences for foreign operation	**(2,114)**	(4,735)		**(2,126)**	6,499	
Foreign currency translation for subsidiary sold reclassified to profit and loss	**–**	–	(1,234)	**–**		
Tax expenses	**6,487**	5,040		**2,503**	19,688	
Financial expense (income), net	**(105)**	717		**2,008**	2,327	
Depreciation and amortization	**21,047**	17,184		**78,285**	42,700	
Stock-based compensation	**1,386**	7,986		**19,169**	50,505	
Acquisition related costs	**–**	93		**171**	6,085	
Restructuring	**–**	307		**796**	307	
Other expense	**–**	540		**1,765**	540	
Adjusted EBITDA	**32,042**	36,928	(13%)	**83,210**	144,889	(43%)

Reconciliation of Revenue to Contribution ex-TAC

	2023 $'000	2022 $'000	%	2023 $'000	2022 $'000	%
Revenues	**95,916**	107,697	(11%)	**331,993**	335,250	(1%)
Cost of revenues (exclusive of depreciation and amortization)	**(17,886)**	(17,265)		**(62,270)**	(60,745)	
Depreciation and amortization attributable to Cost of Revenues	**(13,682)**	(11,810)		**(50,825)**	(25,367)	
Gross profit (IFRS)	**64,348**	78,622	(18%)	**218,898**	249,138	(12%)
Depreciation and amortization attributable to Cost of Revenues	**13,682**	11,810		**50,825**	25,367	
Cost of revenues (exclusive of depreciation and amortization)	**17,886**	17,265		**62,270**	60,745	
Performance media cost	**(5,392)**	(4,695)		**(17,810)**	(25,524)	
Contribution ex-TAC (Non-IFRS)	**90,524**	103,002	(12%)	**314,183**	309,726	1%

Reconciliation of Net Income (Loss) to Non-IFRS Net Income

	2023 $'000	2022 $'000	%	2023 $'000	2022 $'000	%
Net Income (loss)	**3,227**	5,061	(36%)	**(21,487)**	22,737	(195%)
Acquisition related costs	**–**	93		**171**	6,085	
Amortization of acquired intangibles	**14,931**	8,496		**42,952**	20,768	
Restructuring	**–**	307		**796**	307	
Stock-based compensation expense	**1,386**	7,986		**19,169**	50,505	
Other expense	**–**	540		**1,765**	540	
Tax effect of Non-IFRS adjustments(1)	**(5,086)**	(262)		**(11,153)**	(9,130)	
Non-IFRS Income	**14,458**	22,221	(35%)	**32,213**	91,812	(65%)
Weighted average shares outstanding—diluted (in millions)(2)	**147.5**	147.6		**145.2**	153.1	
Non-IFRS diluted Earnings Per Share (in USD)	**0.10**	0.15	(35%)	**0.22**	0.60	(63%)

(1) Non-IFRS income includes the estimated tax impact from the expense items reconciling between net income (loss) and non-IFRS income
(2) Non-IFRS earnings per share is computed using the same weighted-average number of shares that are used to compute IFRS earnings per share

38 **Nexxen International Ltd** Annual Report 2023

Nexxen International Ltd Annual Report 2023 39 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS Auditors’ Report to the Shareholders of Nexxen International Ltd. (Formerly -Tremor International Ltd.) Somekh Chaikin 17 Ha’arba’a Street, PO Box 609 KPMG Millennium Tower Tel Aviv 6100601, Israel +972 3 684 8000 We have audited the accompanying consolidated statements of financial position of Nexxen International Ltd. and its subsidiaries (formerly Tremor International and hereinafter – “the Company”) as of December 31, 2023 and 2022 and the related consolidated statements of operation and other comprehensive income, statements of changes in equity and statements of cash flows, for each of the three years in the period ended December 31, 2023. These financial statements are the responsibility of the Company’s Board of Director and of its Management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with generally accepted auditing standards in Israel, including standards prescribed by the Auditors Regulations (Manner of Auditor’s Performance) – 1973. Such standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion. In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2023 and 2022 and their results of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, in accordance with International Financial Reporting Standards (IFRS). Somekh Chaikin Member Firm of KPMG International March 6, 2024 KPMG Somekh Chaikin, an Israeli partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee

40 Nexxen International Ltd Annual Report 2023 Consolidated Statements of Financial Position as at 31 December 2023 FINANCIAL STATEMENTS Note 2003 $’000 2022 $’000 Assets Assets: Cash and cash equivalents 10 234,308 217,500 Trade receivables, net 8 201,973 219,837 Other receivables 8 8,293 23,415 Current tax assets 7,010 750 Total current assets 451,584 461,502 Fixed assets, net 5 21,401 29,874 Right-of-use assets 6 31,900 23,122 Intangible assets, net 7 362,000 398,096 Deferred tax assets 4 12,393 18,161 Investment in shares 18 25,000 25,000 Other long-term assets 525 406 Total non-current assets 453,219 494,659 Total assets 904,803 956,161 Liabilities and shareholders’ equity Liabilities: Current maturities of lease liabilities 6 12,106 14,104 Trade payables 9 183,296 212,690 Other payables 9 29,098 44,355 Current tax liabilities 4,937 9,417 Total current liabilities 229,437 280,566 Employee benefits 237 238 Long-term lease liabilities 6 24,955 15,234 Long-term debt 11 99,072 98,544 Other long-term liabilities 6,800 8,802 Deferred tax liabilities 4 754 1,162 Total non-current liabilities 131,818 123,980 Total liabilities 361,255 404,546 Shareholders’ equity: 15 Share capital 417 413 Share premium 410,563 400,507 Other comprehensive loss (2,441) (5,801) Retained earnings 135,009 156,496 Total shareholders’ equity 543,548 551,615 Total liabilities and shareholders’ equity 904,803 956,161 Date of approval of the financial statements: March 6, 2024. The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operation and Other Comprehensive Income (Loss)

as at 31 December 2023

	Note	**2023 $'000**	2022 $'000	2021 $'000
Revenues	12	**331,993**	335,250	341,945
Cost of Revenues (Exclusive of depreciation and amortization shown separately below)	13	**62,270**	60,745	71,651
Research and development expenses		**49,684**	33,659	18,422
Selling and marketing expenses		**105,914**	89,953	74,611
General and administrative expenses	14	**51,051**	68,005	63,499
Depreciation and amortization		**78,285**	42,700	40,259
Other expenses (income), net		**1,765**	(4,564)	(959)
Total operating costs		**286,699**	229,753	195,832
Operating Profit (loss)		**(16,976)**	44,752	74,462
Financing income		**(8,192)**	(2,284)	(483)
Financing expenses		**10,200**	4,611	2,670
Financing expenses, net		**2,008**	2,327	2,187
Profit (loss) before taxes on income		**(18,984)**	42,425	72,275
Tax benefit (expenses)	4	**(2,503)**	(19,688)	948
Profit (loss) for the year		**(21,487)**	22,737	73,223
Other comprehensive income (loss) items:				
Foreign currency translation differences for foreign operations		**2,126**	(6,499)	(2,632)
Foreign currency translation for subsidiary sold reclassified to profit and loss		**1,234**	–	–
Total other comprehensive income (loss) for the year		**3,360**	(6,499)	(2,632)
Total comprehensive income (loss) for the year		**(18,127)**	16,238	70,591
Earnings per share				
Basic earnings (loss) per share (in USD)	16	**(0.15)**	0.15	0.51
Diluted earnings (loss) per share (in USD)	16	**(0.15)**	0.15	0.48

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Nexxen International Ltd Annual Report 2023 **41**

FINANCIAL STATEMENTS

Consolidated Statements of Changes in Equity

as at 31 December 2023

	Share capital $'000	Share premium $'000	Other com- prehensive income (loss) $'000	Retained Earnings $'000	Total $'000
Balance as of January 1, 2021	**380**	**264,831**	**3,330**	**60,472**	**329,013**
Total Comprehensive income (loss) for the year					
Profit for the year	–	–	–	73,223	73,223
Other comprehensive loss:					
Foreign currency translation	–	–	(2,632)	–	(2,632)
Total comprehensive income (loss) for the year	**–**	**–**	**(2,632)**	**73,223**	**70,591**
Transactions with owners, recognized directly in equity					
Revaluation of liability for put option on non-controlling interests	–	–	–	64	64
Own shares acquired	(3)	(6,640)	–	–	(6,643)
Share based compensation	–	41,822	–	–	41,822
Exercise of share options	17	1,353	–	–	1,370
Issuance of shares	47	136,111	–	–	136,158
Issuance of Restricted shares	1	(1)	–	–	–
Balance as of December 31, 2021	**442**	**437,476**	**698**	**133,759**	**572,375**
Total Comprehensive Income (loss) for the year					
Profit for the year	**–**	**–**	**–**	**22,737**	**22,737**
Other comprehensive loss:					
Foreign Currency Translation	–	–	(6,499)	–	(6,499)
Total comprehensive Income (loss) for the year	**–**	**–**	**(6,499)**	**22,737**	**16,238**
Transactions with owners, recognized directly in equity					
Own shares acquired	(50)	(86,202)	–	–	(86,252)
Share based compensation	–	47,049	–	–	47,049
Exercise of share options	21	2,184	–	–	2,205
Balance as of December 31, 2022	**413**	**400,507**	**(5,801)**	**156,496**	**551,615**
Total Comprehensive Income (loss) for the year					
Loss for the year	–	–	–	(21,487)	(21,487)
Other comprehensive income:					
Foreign Currency Translation	–	–	2,126	–	2,126
Foreign Currency Translation for subsidiary sold	–	–	1,234	–	1,234
Total comprehensive Income (loss) for the year	**–**	**–**	**3,360**	**(21,487)**	**(18,127)**
Transactions with owners, recognized directly in equity					
Own shares acquired	(8)	(9,306)	–	–	(9,314)
Share based compensation	–	19,141	–	–	19,141
Exercise of share options	12	221	–	–	233
Balance as of December 31, 2023	**417**	**410,563**	**(2,441)**	**135,009**	**543,548**

The accompanying notes are an integral part of these consolidated financial statements.

42 **Nexxen International Ltd** Annual Report 2023

Consolidated Statements of Cash Flows

as at 31 December 2023

	2023 $'000	2022 $'000	2021 $'000
Cash flows from operating activities:			
Profit (loss) for the year	**(21,487)**	22,737	73,223
Adjustments for:			
Depreciation and amortization	**78,285**	42,700	40,259
Net financing expense	**1,699**	2,147	2,023
Loss from disposals of fixed and intangible assets	**2**	542	–
Loss (gain) on leases modification	**119**	56	(377)
Loss (gain) on sale of business unit	**1,765**	–	(982)
Share-based compensation and restricted shares	**19,169**	50,505	42,818
Tax (benefit) expense	**2,503**	19,688	(948)
Change in trade and other receivables	**30,603**	57,050	(11,676)
Change in trade and other payables	**(43,077)**	(100,145)	26,845
Change in employee benefits	**(1)**	(179)	(69)
Income taxes received	**352**	1,175	2,231
Income taxes paid	**(8,721)**	(14,784)	(3,185)
Interest received	**8,016**	2,103	496
Interest paid	**(8,486)**	(587)	(570)
Net cash provided by operating activities	**60,741**	83,008	170,088
Cash flows from investing activities			
Change in pledged deposits, net	**1,498**	(213)	(11)
Payments on finance lease receivable	**1,112**	1,306	2,454
Repayment of long-term loans	**51**	–	–
Acquisition of fixed assets	**(4,495)**	(6,433)	(3,378)
Acquisition and capitalization of intangible assets	**(15,126)**	(8,750)	(4,966)
Proceeds from sale of business unit	**–**	1,180	415
Investment in shares	**–**	(25,000)	–
Acquisition of subsidiaries, net of cash acquired	**–**	(195,084)	(11,001)
Net cash used in investing activities	**(16,960)**	(232,994)	(16,487)
Cash flows from financing activities			
Acquisition of own shares	**(9,518)**	(86,048)	(6,643)
Proceeds from exercise of share options	**233**	2,205	1,370
Leases repayment	**(17,262)**	(12,018)	(10,009)
Issuance of shares, net of issuance cost	**–**	–	134,558
Receipt of long-term debt, net of transaction cost	**–**	98,917	–
Payment of financial liability	**–**	–	(2,414)
Net cash provided by (used in) financing activities	**(26,547)**	3,056	116,862
Net increase (decrease) in cash and cash equivalents	**17,234**	(146,930)	270,463
Cash and cash equivalents as of the beginning of year	**217,500**	367,717	97,463
Effect of exchange rate fluctuations on cash and cash equivalents	**(426)**	(3,287)	(209)
Cash and cash equivalents as of the end of year	**234,308**	217,500	367,717

The accompanying notes are an integral part of these consolidated financial statements.

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Nexxen International Ltd Annual Report 2023 **43**

44 Nexxen International Ltd Annual Report 2023 Notes to Consolidated Financial Statements as at 31 December 2023 FINANCIAL STATEMENTS 1. GENERAL a. Reporting entity: Nexxen International Ltd. (the “Company” or “Nexxen International”), formerly known as Tremor International Ltd., was incorporated in Israel under the laws of the State of Israel on March 20, 2007. The ordinary shares of the Company are listed on the AIM Market of the London Stock Exchange and the American Depositary Shares (“ADSs”), each of which represents two ordinary shares of the Company, represented by the American Depositary Receipts (“ADR”) are listed on the Nasdaq Capital Market. The address of the registered office is 82 Yigal Alon Street Tel-Aviv, 6789124, Israel. Nexxen International is a global Company offering a unified data-driven end-to-end software platform that supports a wide range of media types (e.g., video, display, etc.) and devices (e.g., mobile, Connected TVs, streaming devices, desktop, etc.), creating an efficient marketplace where advertisers (buyers) are able to purchase high quality advertising inventory from publishers (sellers) in real-time and at scale. Nexxen International’s technology stack is comprised of a Demand Side Platform (“DSP”), Supply-Side Platform (“SSP”), Ad Server, and Data Management Platform (“DMP”), empowering customers on both the buy- and sell-sides of the ecosystem to leverage a full suite of data-driven planning and technology solutions to achieve greater efficiency, effectiveness, and outcomes in their advertising efforts. The Company’s DSP solution is delivered through wholly owned subsidiary Nexxen Inc. (formerly known as Amobee Inc. and which also includes Tremor Video Inc.’s activity that was transferred to Nexxen Inc. in 2023) and is designed to assist customers in a self-managed or full-service capacity to plan and execute digital marketing campaigns in real-time across various ad formats. The Company’s SSP solution (delivered through Nexxen Group LLC, formerly known as Unruly Group, LLC) is designed to monetize digital inventory for publishers by enabling their content to have the necessary code and requirements for programmatic advertising integration, and provides access to significant amounts of data and unique demand to drive more effective inventory management and revenue optimization. The Company’s “DMP” integrates both its DSP and SSP solutions, enabling advertisers and publishers to use data from various sources, including web, social media, Connected TV and linear TV, and mobile devices, to optimize results of their advertising campaigns. Following the acquisition of Nexxen Inc., the Company gained a Linear TV Planning feature, enabling sellers at national broadcasters to generate linear TV plans during and after upfronts. Nexxen International Ltd. is headquartered in Israel and maintains offices throughout the U.S., Canada, EMEA and Asia-Pacific. On June 12, 2023, the Company initially rebranded all of its core products and platforms under the unified Nexxen brand. On January 2, 2024, the Company’s name was officially changed to Nexxen International Ltd. and, in connection with the change, its stock ticker on both the NASDAQ and London Stock Exchange changed from “TRMR” to “NEXN”. The Company believes rebranding and unifying under Nexxen has enhanced its commercial focus, and has better conveyed the holistic value proposition of its end-to-end technology stack to the market for its next phase of growth. As part of the rebranding, the Company changed the expected useful life of its previous brands, which completed by the end of the year. See Note 7. b. Definitions: In these financial statements – The Company – Nexxen International Ltd. The Group – Nexxen International Ltd. and its subsidiaries. Subsidiaries – Companies, the financial statements of which are fully consolidated, directly, or indirectly, with the financial statements of the Company such as Nexxen Group LLC, Unruly Holding Ltd, Tremor Video Inc, Nexxen Inc. Related party – As defined by IAS 24, “Related Party Disclosures”. 2. BASIS OF PREPARATION a. Statement of compliance: The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements were authorized for issue by the Company’s Board of Directors on March 5, 2024. b. Functional and presentation currency: These consolidated financial statements are presented in US Dollars (USD), which is the Company’s functional currency, and have been rounded to the nearest thousand, except when otherwise indicated. The USD is the currency that represents the principal economic environment in which the Company operates. c. Basis of measurement: The consolidated financial statements have been prepared on a historical cost basis except for the following assets and liabilities: • Deferred and current tax assets and liabilities • Provisions • Derivatives • Investment in shares For further information regarding the measurement of these assets and liabilities see Note 3 regarding material accounting policies.

Nexxen International Ltd Annual Report 2023 45 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS 2. BASIS OF PREPARATION continued d. Use of estimates and judgments: The preparation of financial statements in conformity with IFRS requires management of the Group to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. The preparation of accounting estimates used in the preparation of the Group’s financial statements requires management of the Group to make assumptions regarding circumstances and events that involve considerable uncertainty. Management of the Group prepares estimates on the basis of past experience, various facts, external circumstances, and reasonable assumptions according to the pertinent circumstances of each estimate. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about assumptions made by the Group with respect to the future and other reasons for uncertainty with respect to estimates that have a significant risk of resulting in a material adjustment to carrying amounts of assets and liabilities in the next financial year are included in Note 6, on leases, with respect to determining the lease term and determining the discount rate of a lease liability, in Note 7, on intangible assets, with respect to the accounting of software development capitalization and impairment testing for goodwill, in Note 4, on Income Tax, with respect to uncertain tax position, in Note 18 on investments in shares. e. Change in classification: The Company changed the classification of the current maturities of the unfavorable contract from other payables to other long-term liabilities. Comparative amounts were reclassified for consistency in the amount of USD 1,350 thousand. f. Determination of fair value: Preparation of the financial statements requires the Group to determine the fair value of certain assets and liabilities. When determining the fair value of an asset or liability, the Group uses observable market data as much as possible. There are three levels of fair value measurements in the fair value hierarchy that are based on the data used in the measurement, as follows: • Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities. • Level 2: inputs other than quoted prices included within Level 1 that are observable, either directly or indirectly. • Level 3: inputs that are not based on observable market data (unobservable inputs). Further information about the assumptions that were used to determine fair value is included in the following notes: • Note 17, on share-based compensation; • Note 18, on financial instruments; • Note 18, on investments in shares. 3. MATERIAL ACCOUNTING POLICIES The accounting policies set out below have been applied consistently for all periods presented in these consolidated financial statements and have been applied consistently by the Group. a. Financial instruments: 1. Non-derivative financial assets The Company’s non-derivative financial assets, which are measured at amortized cost, mainly consist of accounts receivable which are held to collect and deposits. Accounts receivable represent amounts owed by customers resulting from business transactions, and they are recognized at their original invoiced values, adjusted for expected credit losses. Loss rates are based on historical collection experience, while taking into consideration current customer information, collection history, and other relevant data at each reporting period. The Company’s non-derivative financial assets, which are measured at fair value through profit and loss, consist of investment in shares. Net gains and losses are recognized in profit or loss, finance income/expenses. 2. Non-derivative financial liabilities The Company’s non-derivative financial liabilities mainly include trade and other payables, and loan, all measured at amortized cost. 3. Treasury shares: When share capital recognized as equity is repurchased by the Group, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as a deduction in Share Premium.

46 Nexxen International Ltd Annual Report 2023 Notes to Consolidated Financial Statements as at 31 December 2023 continued FINANCIAL STATEMENTS 3. MATERIAL ACCOUNTING POLICIES continued b. Fixed Assets: Fixed assets are measured at cost less accumulated depreciation. The cost of fixed assets includes expenditure that is directly attributable to the acquisition of the asset. Depreciation is provided on all property and equipment at rates calculated to write each asset down to its residual value (assumed to be nil), using the straight-line method, over its expected useful life as follows: Years Computers and servers 3-5 Office furniture and equipment 3-17 Leasehold improvements The shorter of the lease term and the useful life c. Intangible assets and liabilities: 1. Software development: Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss when incurred. Development activities involve a plan or design for the production of new or substantially improved products and processes. Development expenditure is capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group has the intention and sufficient resources to complete development and to use or sell the asset. The expenditure capitalized in respect of development activities includes the cost of direct labor costs that are directly attributable to preparing the asset for its intended use. Other development expenditure is recognized in profit or loss as incurred. The estimated useful lives of developed software are three years. 2. Goodwill: The Group has identified its entire operation as a single cash generating unit (CGU). The Company conducts an annual assessment of goodwill impairment on an annual basis, at year end. According to management assessment as of December 31, 2023, no impairment in respect to goodwill has been recorded. See note 7. 3. Amortization: Internally generated intangible assets, such as software development costs, are not systematically amortized as long as they are not available for use, i.e., they are not yet on site or in working condition for their intended use. Goodwill is not systematically amortized as well but is tested for impairment at least once a year. Amortization is recognized in the statements of operation and other comprehensive income (loss) on a straight-line basis over the estimated useful lives of the intangible assets from the date they are available for use. The estimated useful lives for the current and comparative periods are as follows: years Trademark Fully depreciated, See note 7 Software (developed and acquired) 3 Customer relationships 3-6 Technology 3-5.25 4. Unfavorable contracts In the business combinations of Nexxen Inc., the Company recognizes a liability for contracts when their terms are unfavorable compared to market terms, to represent the off-market element at the acquisition date. As of December 31, 2023, the aggregated liability balance, in the amount of USD 6.7 million, is entirely classified as long-term.

Nexxen International Ltd Annual Report 2023 47 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS 3. MATERIAL ACCOUNTING POLICIES continued d. Share Based Compensation: Compensation expense related to stock options, restricted stock units and performance stock units. The Group’s employee stock purchase plan is measured and recognized in the consolidated financial statements based on the fair value of the awards granted. The fair value of each option award is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense related to stock options and restricted stock is recognized over the requisite service periods of the awards. Determining the fair value of stock options awards requires judgment. The Company’s use of the Black-Scholes option pricing model requires the input of subjective assumptions. The assumptions used in the Company’s option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. These assumptions and estimates are as follows: Risk-Free Interest Rate. The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities approximating the expected term of the awards. Expected Term. The expected term of an award is calculated based on the vesting date and the expiration date of the award. Volatility. The Company determined the price volatility based on daily price observations over a period equivalent to the expected term of the award. Dividend Yield. The dividend yield assumption is based on the Company’s history and current expectations of dividend payouts. Fair Value of Common Stock. The fair value of common stock is based on the closing price of the Company’s common stock on the grant date. e. Employee benefits: 1. Post-employment benefits: The Group’s main post-employment benefit plan is under section 14 to the Severance Pay Law (“Section 14”) for the Israeli employees and under section 401K for US employees, which is accounted for as a contribution plan. In addition, for certain employees, the Group has an additional immaterial plan that is accounted for as a defined benefit plan. These plans are usually financed by deposits with insurance companies or with funds managed by a trustee. 2. Short-term benefits: Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided or upon the actual absence of the employee when the benefit is not accumulated (such as maternity leave). A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably. The employee benefits are classified, for measurement purposes, as short-term benefits or as other long-term benefits depending on when the Group expects the benefits to be wholly settled. f. Revenue recognition: The Group generates revenue from transactions where it provides access to a platform for the purchase and sale of digital advertising inventory. Its customers are both ad buyers, including brands and agencies, and digital publishers. The Group generates revenue through platform fees that are tailored to fit the customer’s specific utilization of its solutions and include: (i) a percentage of spend, (ii) flat fees and (iii) fixed costs per mile (“CPM”). CPM refers to a payment option in which customers pay a price for every 1,000 impressions an advertisement receives. The Company maintains agreements with each publisher and buyer in the form of written service agreements, which set out the terms of the relationship, including payment terms and access to the Group’s platforms. Publishers provide digital advertising inventory to the Group’s platform in the form of advertising requests, or ad request. When the Group receives ad requests from a publisher, it send bid requests to buyers, which enable buyers to bid on sellers’ digital advertising inventory according to a predefined set of parameters (e.g., demographics, intent, location, etc.). Winning bids create advertising, or paid impressions, for the publisher to present to the buyers. The Group generates revenue from its Programmatic and Performance activities. Programmatic revenue is derived from the end-to-end platform of programmatic advertising, which uses software and algorithms to match buyers and sellers of digital advertising in a technology-driven marketplace. Performance revenue is derived from non-core activities, consisting of mobile-based activities that help brands reach their users. The Company concluded that its Programmatic activity (i) does not have manual control over the process, (ii) the Company is not primarily responsible for fulfillment, (iii) the Company has no inventory risk and (iv) the Company obtains only momentary a title to the advertising space offered via the end-to-end platform.

48 Nexxen International Ltd Annual Report 2023 Notes to Consolidated Financial Statements as at 31 December 2023 continued FINANCIAL STATEMENTS 3. MATERIAL ACCOUNTING POLICIES continued As a result, the Group reports its Programmatic business, tech stack, features, business models and activity as an agent and therefore presented revenue from Programmatic on a net basis. For the Performance activity the Company is the primary obligor to provide the services and, as such, revenue is presented on a gross basis. Management is focused on driving growth with the Programmatic activity through the end-to-end platform, while the Performance activity is declining over time. The Group estimates and records reduction to revenue for volume discounts based on expected volume during the incentive term. The Group generally invoices buyers at the end of each month for the full purchase price of ad impressions monetized in that month. Accounts receivables are recorded at the amount of gross billings for the amount it is responsible to collect and accounts payable are recorded at the net amount payable to publishers. Accordingly, both accounts receivable and accounts payable appear large in relation to revenue reported on a net basis. g. Classification of expenses Cost of revenue Cost of revenues (exclusive of depreciation and amortization) primarily consists of hosting fees and data costs for both Programmatic and Performance activities, as well as media costs for Performance activities that are directly attributable to revenue generated by the Company and generally based on the revenue share arrangements with audience and content partners. See Note 13. Research and development Research and development expenses consist primarily of compensation and related costs for personnel responsible for the research and development of new and existing products and services. Where required, development expenditures are capitalized in accordance with the Company’s standard internal capitalized development policy in accordance with IAS 38 (also see Note 3c(1)). All research costs are expensed when incurred. Selling and marketing Selling and marketing expenses consist primarily of compensation and related costs for personnel engaged in customer service, sales, and sales support functions, as well as advertising and promotional expenditures. General and administrative General and administrative expenses consist primarily of compensation and related costs for personnel, and include costs related to the Company’s facilities, finance, human resources, information technology, legal organizations and fees for professional services. Professional services are principally comprised of external legal, and information technology consulting and outsourcing services that are not directly related to other operational expenses. h. Financing income and expenses: Generally, foreign currency differences from a monetary item receivable from or payable to a foreign operation, including foreign operations that are subsidiaries, are recognized in profit or loss in the consolidated financial statements. Foreign exchange gains and losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely in the foreseeable future, are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income (loss), and are presented within equity as part of the currency translation reserve. Financing income mainly comprises foreign currency gains and interest income. Financing expense primarily includes exchange rate differences, interest and bank fees. Foreign currency gains and losses on financial assets and financial liabilities are reported on a net basis as either financing income or financing expenses depending on whether foreign currency movements are in a net gain or net loss position. i. Taxes on income The Company operates in multiple tax jurisdictions. Offset of deferred tax assets and liabilities Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority. Uncertain tax positions A provision for uncertain tax positions, including additional tax and interest expenses, is recognized when it is more likely than not that the Group will have to use its economic resources to pay the obligation.

Nexxen International Ltd Annual Report 2023 49 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS 3. MATERIAL ACCOUNTING POLICIES continued j. Leases: Leased assets and lease liabilities Contracts that award the Group control over the use of a leased asset for a period of time in exchange for consideration, are accounted for as leases. Upon initial recognition, the Group recognizes a liability at the present value of the balance of future lease payments (these payments do not include certain variable lease payments), and concurrently recognizes a right-of-use asset at the same amount of the lease liability, adjusted for any prepaid or accrued lease payments or provision for impairment, plus initial direct costs incurred in respect of the lease. Since the interest rate implicit in the Group’s leases is not readily determinable, the incremental borrowing rate of the lessee is used. Subsequent to initial recognition, the right-of-use asset is accounted for using the cost model and depreciated over the shorter of the lease term or useful life of the asset. Variable lease payments Variable lease payments that depend on an index or a rate, are initially measured using the index or rate existing at the commencement of the lease and are included in the measurement of the lease liability. When the cash flows of future lease payments change as the result of a change in an index or a rate, the balance of the liability is adjusted against the right-ofuse asset. Depreciation of right-of-use asset After lease commencement, a right-of-use asset is measured on a cost basis less accumulated depreciation and accumulated impairment losses and is adjusted for re-measurements of the lease liability. Depreciation is calculated on a straight-line basis over the useful life or contractual lease period, whichever earlier, as follows: years Buildings 1-8.5 Data centers 1-5.5 k. Initial application of new standards, amendments to standards and interpretations Amendment to IAS 1, Presentation of Financial Statements: “Disclosure of Accounting Policies. As a result of applying the Amendment, the extent of the accounting policy disclosure provided in the financial statements for 2023 was reduced and adjusted according to the Company’s specific circumstances. l. New standards, amendments to standards and interpretations not yet adopted: Amendment to IAS 1, Presentation of Financial Statements: Classification of Liabilities as Current or Non-Current and subsequent amendment: Non-Current Liabilities with Covenants. The Group is examining the effects of the Amendment on the financial statements with no plans for early adoption. 4. INCOME TAX a. Details regarding the tax environment of the Israeli companies: 1. Corporate tax rate Taxable income of the Israeli companies is subject to the Israeli corporate tax at the rate of 23% in the years 2023, 2022 and 2021. 2. Benefits under the Law for the Encouragement of Capital Investments (Investment Law) The Investment Law provides tax benefits for Israeli companies meeting certain requirements and criteria. According to the Investment Law, a flat rate tax applies to companies eligible for the “Preferred Enterprise” status. In order to be eligible for Preferred Enterprise status, a company must meet minimum requirements to establish that it contributes to the country’s economic growth and is a competitive factor for the gross domestic product. The Investment Law also added a new tax benefit tracks effective January 1, 2017 for a “preferred technological enterprise” and a “special preferred technological enterprise” that awards reduced tax rates to a technological industrial enterprise for the purpose of encouraging activity relating to the development of qualifying intangible assets. Preferred technological income that meets the conditions required in the law, will be subject to a reduced corporate tax rate of 12%, and if the preferred technological enterprise is located in Development Area A to a tax rate of 7.5%. The Investment Law also provides that no tax will apply to a dividend distributed out of preferred income to a shareholder that is an Israeli resident company. A tax rate of 20% shall apply to a dividend distributed out of preferred income and preferred technological income, to an individual shareholder or foreign resident, subject to double taxation prevention treaties. On May 16, 2017, the Knesset Finance Committee approved Encouragement of Capital Investment Regulations (Preferred Technological Income and Capital Gain of Technological Enterprise) – 2017 (hereinafter: “the Regulations”), which provides rules for applying the “preferred technological enterprise” and “special preferred technological enterprise” tax benefit tracks including the Nexus formula that provides the mechanism for allocating the technological income eligible for the benefits. The Company obtained tax rulings confirming that the Company is eligible for the benefits under the Investment Law. The tax rulings which were obtained applied for the years 2017-2021. The Company approached the Israeli Tax Authority on December 28, 2023, for the renewal of the tax ruling, regarding industrial enterprise and preferred technological enterprise, for the next five years beginning in 2022. The tax ruling has not been accepted yet.

50 Nexxen International Ltd Annual Report 2023 Notes to Consolidated Financial Statements as at 31 December 2023 continued FINANCIAL STATEMENTS 4. INCOME TAX continued b. Details regarding the tax environment of the non-Israeli companies: Non-Israeli subsidiaries are taxed according to the tax laws in their countries of residence as reported in their statutory financial statement prepared under local accounting regulations. c. Carry forward losses 1. Israel As of December 31, 2023, the net operating loss carryforwards, or NOLs are approximately USD 20.4 million (2022: nil), and the Capital Loss to carry forward is approximately USD 3 million (2022: USD 0.1 million). The losses carryforward do not expire under Israeli tax laws. 2. US The Group submit a US federal consolidated tax return. Provisions enacted in the Tax Cuts and Jobs Act in 2017 related to the capitalization for tax purposes of research and experimental expenditures (“R&E”) became effective on January 1, 2022. These new R&E provisions require us to capitalize certain research and experimental expenditures and amortize them on the U.S. tax return over five or fifteen years, depending on where these costs are conducted. The tax expense in the U.S. would increase as a result, unless these provisions are modified through legislative processes in the future. The Company applies the new enacted act in the current year tax provision and the deferred tax asset. The Group has several U.S. federal NOLs, following previous acquisitions: 1. Approximately USD 100.8 million, which will expire starting 2038. As of December 31, 2023, the NOLs are approximately USD 56.7 million (2022: USD 65.7 million). 2. Approximately USD 315 million which can be utilized over the next 52 years. As of December 31, 2023, the NOLs are approximately USD 307.2 million (2022: USD 315 million). In addition, the Group has USD 0.5 million NOLs from previous years. In addition, the Capital Loss to carry forward is approximately USD 27.7 million (2022: nil). Capital losses can be carried back for three years, and forward for five years. Additionally, for tax years beginning after December 31, 2017, the Tax Cuts and Jobs Act limits the NOL deduction to 80% of taxable income, repeals carryback of all NOLs arising in a tax year ending after 2017 and permits indefinite carryforwards for all such NOLs. NOL’s arising in a tax year ending on or before 2017 can offset 100% of taxable income, are available for carryback, and expire 20 years after they arise. It should be noted that the Coronavirus Aid, Relief and Economic Security (“CARES”) Act suspended the 80% limitation for tax years 2018, 2019 and 2020and allowed for a 5-year carryback for NOLs for tax years beginning after December 31, 2017, and before January 1, 2021. Pursuant to Section 382 of the Internal Revenue Code, the acquired companies in the US underwent ownership changes for tax purposes (i.e., a change of more than 50% in stock ownership involving 5% shareholders) on the acquisition date. As a result, the use of the Company’s total US NOL carryforwards and tax credits generated prior to the ownership change is subject to annual use limitations under Section 382 and potentially also under section 383 of the Code and comparable state income tax laws. 3. International As of December 31, 2023, the NOLs are approximately USD 19.2 million (2022: USD 22.3 million). In addition, the Capital Loss to carry forward is approximately USD 0.9 million (2022: nil). The ability to carry losses forward (or backwards) depends on the specific jurisdiction which the Company operates in.

STRATEGIC REPORT

GOVERNANCE

FINANCIAL STATEMENTS

4. INCOME TAX continued

d. Composition of income tax benefit:

	2023 $'000	2022 $'000	2021 $'000
Current tax expense (income)			
Current year	**(2,331)**	14,378	7,220
Deferred tax expense (income)			
Creation and reversal of temporary differences	**4,834**	5,310	(8,168)
Tax expenses (benefit)	**2,503**	19,688	(948)

The following are the domestic and foreign components of the Group's income taxes:

	2023 $'000	2022 $'000	2021 $'000
Domestic	**(5,352)**	5,766	4,995
US	**8,712**	11,578	(961)
International	**(857)**	2,344	(4,982)
Tax expenses (benefit)	**2,503**	19,688	(948)

e. Reconciliation between the theoretical tax on the pre-tax profit and the tax expense:

	2023 $'000	2022 $'000	2021 $'000
Profit (Loss) before taxes on income	**(18,984)**	42,425	72,275
Primary tax rate of the Company	**23%**	23%	23%
Tax calculated according to the Company's primary tax rate	**(4,366)**	9,758	16,623
Additional tax (tax saving) in respect of:			
Non-deductible expenses net of tax exempt income*	**3,329**	11,642	(3,364)
Difference between measurement basis of income/expenses for tax purposes and measurement basis of income/expenses for financial reporting purposes	**–**	(654)	–
Effect of reduced tax rate on preferred loss (income)	**4,963**	(4,625)	(7,226)
Utilization of tax losses from prior years for which deferred taxes were not created	**(90)**	(2,539)	(1,117)
Effect on deferred taxes at a rate different from the primary tax rate	**892**	2,697	(3,329)
Recognition of deferred taxes for tax losses and benefits from previous years for which deferred taxes were not created in the past	**(4,852)**	(1,104)	(4,586)
Recognition in temporary differences for which deferred taxes are not recognized	**656**	35	–
Foreign tax rate differential	**1,971**	4,478	2,051
Tax (benefit) expenses	**2,503**	19,688	(948)
Effective income tax rate	**(13%)**	46%	(1%)

*including non-deductible share-based compensation expenses.

Nexxen International Ltd Annual Report 2023 **51**

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

as at 31 December 2023
continued

4. INCOME TAX continued

f. Deferred tax assets and liabilities:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities are presented below:

	Intangible Assets and R&D expenses $'000	Employees Compen-sation $'000	Carry-forward Losses $'000	Accrued Expenses $'000	Doubtful Debt $'000	Other $'000	Total $'000
Balance of deferred tax asset (liability) as of January 1, 2022	**(5,587)**	**12,074**	**9,835**	**2,939**	**3,099**	**676**	**23,036**
Business combination	(11,313)	1,502	7,857	1,322	973	2,158	2,499
Changes recognized in profit or Loss	5,019	(2,927)	(2,486)	(2,590)	(1,332)	(1,249)	(5,565)
Effect of change in tax rate	–	14	237	–	–	4	255
Changes recognized in equity	187	(3,417)	(24)	22	11	(5)	(3,226)
Balance of deferred tax asset (liability) as of December 31, 2022	**(11,694)**	**7,246**	**15,419**	**1,693**	**2,751**	**1,584**	**16,999**
Discontinuance of Consolidation	168	(57)	–	(532)	(99)	(1)	(521)
Changes recognized in profit or Loss	(524)	(3,837)	411	(960)	643	(597)	(4,864)
Effect of change in tax rate	–	30	–	–	–	–	30
Changes recognized in equity	(79)	(34)	102	6	–	–	(5)
Balance of deferred tax asset (liability) as of December 31, 2023	**(12,129)**	**3,348**	**15,932**	**207**	**3,295**	**986**	**11,639**

As of each reporting date, the Company's management considers new evidence, both positive and negative, that could impact management's view with regard to future realization of deferred tax assets.

g. Uncertain tax positions:

As of December 31, 2023, and 2022, the Company has gross unrecognized tax benefits of approximately USD 6,383 thousand and USD 7,188 thousand, respectively. The Company classifies liabilities for unrecognized tax benefits in current tax.

h. Tax assessment:

The Company considers tax year 2018 and 2019 for Israel and the US federal group, respectively as closed for tax assessment.

52 Nexxen International Ltd Annual Report 2023

5. FIXED ASSETS, NET

	Computers and Servers $'000	Office furniture and equipment $'000	Leasehold improvements $'000	Total $'000
Cost				
Balance as of January 1, 2022	**8,839**	**445**	**770**	**10,054**
Exchange rate differences	53	41	20	114
Additions*	8,375	5	5	8,385
Business combinations	22,256	351	647	23,254
Disposals	(892)	(28)	(336)	(1,256)
Balance as of December 31, 2022	**38,631**	**814**	**1,106**	**40,551**
Exchange rate differences	(7)	(13)	(23)	(43)
Additions*	3,783	63	779	4,625
Disposals	(482)	(114)	(94)	(690)
Balance as of December 31, 2023	**41,925**	**750**	**1,768**	**44,443**
Accumulated Depreciation				
Balance as of January 1, 2022	**5,698**	**269**	**623**	**6,590**
Exchange rate differences	57	41	18	116
Disposals	(890)	(28)	(336)	(1,254)
Additions	4,957	61	207	5,225
Balance as of December 31, 2022	**9,822**	**343**	**512**	**10,677**
Exchange rate differences	(9)	(8)	(1)	(18)
Disposals	(482)	(111)	(93)	(686)
Additions	12,314	210	545	13,069
Balance as of December 31, 2023	**21,645**	**434**	**963**	**23,042**
Carrying amounts				
As of December 31, 2023	**20,280**	**316**	**805**	**21,401**
As of December 31, 2022	**28,809**	**471**	**594**	**29,874**

*As of December 31, 2023, USD 2,030 thousand additions have not been paid (2022: USD 1,900 thousand).

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

Nexxen International Ltd Annual Report 2023 **53**

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

as at 31 December 2023
continued

6. LEASES

a. Leases in which the Group is the lessee:

The Group applies IFRS 16, Leases. The Group has lease agreements with respect to the following items:

- Offices;
- Data center;

1. Information regarding material lease agreements:

a. The Group leases Offices mainly in the United States of America (US), Israel, Canada and UK with contractual original lease periods ends between the years 2024 and 2028 from several lessors.

A lease liability in the amount of USD 21,381 thousand and USD 18,513 thousand as of December 31, 2023, and December 31, 2022, respectively, and right-of-use asset in the amount of USD 11,027 thousand and USD 7,753 thousand as of December 31, 2023, and December 31, 2022, respectively have been recognized in the statement of financial position in respect of leases of offices.

b. The Group leases data center and related network infrastructure with contractual original lease periods ends between the years 2024 and 2028. The Group did not assume renewals in determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement.

A lease liability in the amount of USD 15,680 thousand and USD 10,825 thousand as of December 31, 2023, and December 31, 2022, respectively, and right-of-use asset in the amount of USD 14,888 thousand and USD 10,520 thousand as of December 31, 2023, and December 31, 2022, respectively have been recognized in the statement of financial position in respect of data centers.

2. Lease liability:

Maturity analysis of the Group's lease liabilities:

	2023 $'000	2022 $'000
Less than one year (0-1)	**12,106**	14,104
One to five years (1-5)	**24,955**	15,234
Total	**37,061**	29,338
Current maturities of lease liability	**12,106**	14,104
Long-term lease liability	**24,955**	15,234

3) Right-of-use assets – Composition:

	Offices $'000	**Data center $'000**	**Total $'000**
Balance as of January 1, 2022	**5,424**	**2,849**	**8,273**
Business Combinations	6,103	10,633	16,736
Depreciation and amortization on right-of-use assets	(4,533)	(4,693)	(9,226)
Additions	1,113	1,783	2,896
Lease modifications	(74)	–	(74)
Disposals	(205)	(52)	(257)
Exchange rate differences	(75)	–	(75)
Balance as of December 31, 2022	**7,753**	**10,520**	**18,273**
Discontinuance of consolidation	(64)	–	(64)
Depreciation and amortization on right-of-use assets	(4,422)	(10,579)	(15,001)
Net additions	7,871	14,969	22,840
Lease modifications	20		20
Disposals	(119)	(22)	(141)
Exchange rate differences	(12)	–	(12)
Balance as of December 31, 2023	**11,027**	**14,888**	**25,915**

54 **Nexxen International Ltd** Annual Report 2023

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

6. LEASES continued

4. Amounts recognized in statement of operation:

	2023 $'000	2022 $'000	2021 $'000
Interest expenses on lease liability	(1,885)	(587)	(570)
Depreciation and amortization of right-of-use assets	(15,001)	(9,226)	(6,334)
Gain (loss) recognized in profit or loss	(119)	(74)	7
Total	(17,005)	(9,887)	(6,897)

5. Amounts recognized in the statement of cash flows:

	2023 $'000	2022 $'000	2021 $'000
Cash outflow for leases	(19,147)	(12,605)	(10,579)

b. Leases in which the Group is a lessor:
1. Information regarding material lease agreements:
The Group subleases offices at the US for periods expiring in 2027.

2. Net investment in the lease:
Presented hereunder is the movement in the net investment in the lease:

	Offices 2023 $'000	Offices 2022 $'000
Balance as of January 1,	4,849	5,682
Sublease receipts	(1,112)	(1,306)
Additions	2,248	310
Business combinations	–	163
Balance as of December 31,	5,985	4,849

3. Maturity analysis of net investment in finance leases:

	2023 $'000	2022 $'000
Less than one year (0-1)	1,772	1,084
One to five years (1-5)	4,213	3,765
Total net investment in the lease as of December 31,	5,985	4,849

4. Amounts recognized in statement of operation:

	Offices 2023 $'000	Offices 2022 $'000	Offices 2021 $'000
Gain from finance subleases	–	–	301
Financing income on the net investment in the lease	221	199	245
Total	221	199	546

Nexxen International Ltd Annual Report 2023 **55**

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

as at 31 December 2023
continued

7. INTANGIBLE ASSETS, NET

	Software $'000	Trademarks $'000	Customer relationships $'000	Technology $'000	Goodwill $'000	Total $'000
Cost						
Balance as of January 1, 2022	24,687	36,367	50,108	53,192	156,712	321,066
Exchange rate differences	(50)	(1,262)	(1,455)	(548)	(3,216)	(6,531)
Additions	8,750	–	–	–	–	8,750
Disposals	(1,199)	(19,570)	(2,393)	(4,851)	–	(28,013)
Business combinations	–	7,654	29,169	85,684	92,244	214,751
Balance as of December 31, 2022	32,188	23,189	75,429	133,477	245,740	510,023
Exchange rate differences	25	485	455	272	874	2,111
Additions	15,187	–	–	–	–	15,187
Disposals	(12)	(23,674)	(1,845)	–	(262)	(25,793)
Balance as of December 31, 2023	**47,388**	**–**	**74,039**	**133,749**	**246,352**	**501,528**
Amortization						
Balance as of January 1, 2022	14,876	29,786	28,223	39,961	–	112,846
Exchange rate differences	2	(585)	(914)	(198)	–	(1,695)
Additions	6,189	2,514	9,289	10,257	–	28,249
Disposals	(659)	(19,570)	(2,393)	(4,851)	–	(27,473)
Balance as of December 31, 2022	20,408	12,145	34,205	45,169	–	111,927
Exchange rate differences	15	355	353	157	–	880
Additions	7,172	11,174	12,407	21,499	–	52,252
Disposals	(12)	(23,674)	(1,845)	–	–	(25,531)
Balance as of December 31, 2023	27,583	–	45,120	66,825	–	139,528
Carrying amounts						
As of December 31, 2023	**19,805**	**–**	**28,919**	**66,924**	**246,352**	**362,000**
As of December 31, 2022	**11,780**	**11,044**	**41,224**	**88,308**	**245,740**	**398,096**

Capitalized development costs
Development costs capitalized in the period amounted to USD 14,222 thousand (2022: USD 8,743 thousand) and were classified under software.

Acceleration of Trademarks
As detailed in Note 1, following the decision to rebrand to Nexxen, the Group accelerated the amortization of its trademark assets, whose useful life ended on December 31, 2023.

56 **Nexxen International Ltd** Annual Report 2023

Nexxen International Ltd Annual Report 2023 57 STRATEGIC REPORT FINANCIAL GOVERNANCE STATEMENTS 7. INTANGIBLE ASSETS, NET continued Impairment testing for intangible assets The Company’s qualitative assessment during the years ended December 31, 2023, and December 31, 2022, did not indicate that it is more likely than not that the recoverable amount of its intangible assets, and other long-lived assets is less than their aggregate carrying amount. As of December 31, 2023, and as of December 31, 2022, the estimated recoverable amount based on Company’s market value was lower than the carrying amount, and therefore the recoverable amount was estimated based on value in use and was determined by discounting the future cash flows. The estimated value in use was higher than the carrying amount, and therefore there was no need for impairment. Key assumptions used in the calculation of recoverable amounts are as of December 31, 2023: Post-tax discount rate 14% (WACC) Terminal value growth rate 3% EBITDA growth rate 26%-42% Key assumptions used in the calculation of recoverable amounts are as of December 31, 2022: Post-tax discount rate 15% (WACC) Terminal value growth rate 3% EBITDA growth rate 21%-33% The cash flow projections include specific estimates for four years and a terminal value growth rate thereafter. EBITDA growth rate is expressed as the annual growth rate in the initial five years of the plans used for impairment testing and has been mainly based on past experience and management expectations. 8. TRADE AND OTHER RECEIVABLES 2023 $’000 2022 $’000 Trade receivables: Trade receivables 219,396 229,975 Allowance for expected credit losses (17,423) (10,138) Trade receivables, net 201,973 219,837 Other receivables: Prepaid expenses 4,988 14,425 Loan to a third party 104 – Institutions 1,309 1,281 Pledged deposits 1,569 3,036 Acquisition consideration adjustment – 4,673 Other 323 – 8,293 23,415 9: TRADE AND OTHER PAYABLES 2023 $’000 2022 $’000 Trade payables 183,296 212,690 Other payables: Contract liabilities 8,366 6,540 Wages, salaries and related expenses 13,319 24,539 Provision for vacation 1,922 1,869 Institutions 1,603 1,659 Interest to pay 1,757 1,504 Pledged deposits 284 362 Others 1,847 7,882 29,098 44,355

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements
as at 31 December 2023
continued

10. CASH AND CASH EQUIVALENTS

	2023 $'000	2022 $'000
Cash	**105,997**	173,568
Bank deposits	**128,311**	43,932
Cash and cash equivalents	**234,308**	217,500

The majority of cash and cash equivalents bear interest of 3% to 5.5%.

The Group's exposure to credit, and currency risks are disclosed in Note 18 on financial instruments.

11. LONG-TERM DEBT

In September 2022, Nexxen Group US Holdings Inc. (formerly known as Unruly Group US Holding Inc.) entered into a USD 90 million senior secured term loan facility (the Term Loan Facility) and a USD 90 million senior secured revolving credit facility (the Revolving Credit Facility and, together with the Term Loan Facility, collectively, the Credit Facilities). The Company used the net proceeds of the Term Loan Facility and USD 10 million of net proceeds of the Revolving Credit Facility to finance the acquisition of Nexxen Inc. The loan period is 3 years from the date it was obtained.

The Company is obligated to pay a commitment fee on the undrawn amounts of the Revolving Credit Facility at an annual rate, determined by the Company's total net leverage ratio. The Credit Facilities require compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants require that the total net leverage ratio not exceed 3x and the interest coverage ratio not be less than 4x, in each case measured as of the end of each fiscal quarter. As of December 31, 2023, the Company is in compliance with all related covenants.

During the twelve-month periods ended December 31, 2023, the Company recognized interest expenses in the amounts of USD 6,854 thousand. Total interest paid during the twelve months ended December 31, 2023, was USD 6,601 thousand.

12. REVENUES

	2023 $'000	2022 $'000	2021 $'000
Programmatic	**299,005**	274,355	266,616
Performance	**32,988**	60,895	75,329
	331,993	335,250	341,945

For the year ended December 31, 2023, no individual buyer accounted for more than 10% of revenue. For the year ended December 31, 2022 one buyer represents 10.7% of revenue. For the year ended December 31, 2021 one buyer represents 13.6% of revenue.

13. COST OF REVENUE

	2023 $'000	2022 $'000	2021 $'000
Programmatic	**44,385**	35,110	31,572
Performance	**17,885**	25,635	40,079
Cost of Revenue	**62,270**	60,745	71,651

14: GENERAL AND ADMINISTRATIVE EXPENSES

	2023 $'000	2022 $'000	2021 $'000
Wages, salaries and related expenses	**21,835**	18,933	17,755
Share base payments	**12,121**	31,878	32,250
Rent and office maintenance	**2,432**	319	549
Professional expenses	**7,686**	12,233	7,136
Doubtful debts	**4,337**	(3,167)	4,958
Acquisition costs	**171**	6,012	253
Other expenses	**2,469**	1,797	598
	51,051	68,005	63,499

58 **Nexxen International Ltd** Annual Report 2023

15. SHAREHOLDERS’ EQUITY Issued and paid-in share capital: Ordinary Shares 2023 Number of shares 2022 Number of shares Balance as of January 1 144,477,962 154,501,629 Own shares held by the Group (2,729,597) (16,906,795) Share based compensation 4,413,644 6,883,128 Issued and paid-in share capital as of December 31 146,162,009 144,477,962 Authorized share capital 500,000,000 500,000,000 Rights attached to share: The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at general meetings of the Company. All shares rank equally with regard to the Company’s residual assets. Own shares acquisition: During 2022, the Board of Directors approved the share buyback programs of up to USD 95 million of its ordinary shares out of which the Group repurchased 16,906,795 ordinary shares in aggregate amount of USD 86.3 million and during 2023, the Company repurchased 2,505,851 ordinary shares in aggregate amount of USD 8.7 million which was financed by existing cash resources. On December 18, 2023, the Company has received approval from the Israeli court for its motion to buy back an additional USD 20 million of its ordinary shares from time-to-time through June 18, 2024. In 2023, the Company repurchased 221,506 ordinary shares in aggregate amount of USD 0.6 million which was financed by existing cash resources. In addition, in July 2023, the Group repurchased 2,240 restricted ordinary shares that did not vest from one of its employees for no consideration. 16. EARNINGS (LOSS) PER SHARE Basic earnings (loss) per share The calculation of basic earnings (loss) per share as for the year ending December 31, 2023, 2022 and 2021 was based on the profit (loss) for the year divided by a weighted average number of ordinary shares outstanding, calculated as follows: Profit (loss) for the year: 2023 $’000 2022 $’000 2021 $’000 Profit (loss) for the year (21,487) 22,737 73,223 Weighted average number of ordinary shares: 2023 Shares of NIS 0.01 par value 2022 Shares of NIS 0.01 par value 2021 Shares of NIS 0.01 par value Weighted average number of ordinary shares used to calculate basic earnings (loss) per share as at December 31 143,589,188 149,937,339 144,493,989 Basic earnings (loss) per share (in USD) (0.15) 0.15 0.51 Diluted earnings (loss) per share The calculation of diluted earnings (loss) per share as of December 31, 2023, 2022 and 2021 was based on profit (loss) for the year divided by a weighted average number of shares outstanding after adjustment for the effects of all dilutive potential ordinary shares, calculated as follows: Nexxen International Ltd Annual Report 2023 59

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements

as at 31 December 2023
continued

16. EARNINGS (LOSS) PER SHARE continued

Weighted average number of ordinary shares (diluted):

	2023 Shares of NIS 0.01 par value	2022 Shares of NIS 0.01 par value	2021 Shares of NIS 0.01 par value
Weighted average number of ordinary shares used to calculate basic earnings per share	**143,589,188**	149,937,339	144,493,989
Effect of share options on issue	**–**	3,120,304	8,212,903
Weighted average number of ordinary shares used to calculate diluted earnings per share	**143,589,188**	153,057,643	152,706,892
Diluted earnings per share (in USD)	**(0.15)**	0.15	0.48

At December 31, 2023 6,749 thousand share options, RSUs and PSUs (in 2022 and 2021: 8,851 thousand and 3,061 thousand, respectively) were excluded from the diluted weighted average number of ordinary shares calculation as their effect would have been anti-dilutive.

17. SHARE-BASED COMPENSATION ARRANGEMENTS

a. Share-based compensation plan:

The terms and conditions related to the grants of the share options programs are as follows:

- All the share options that were granted are non-marketable.
- All options are to be settled by physical delivery of ordinary shares or ADSs.
- Vesting conditions are based on a service period of between 0.5-4 years.

b. Stock Options:

The number of share options is as follows:

	Number of options		**Weighted average exercise price**	
	2023 '000	2022 '000	**2023 (USD)**	2022 (USD)
Outstanding at 1 January	**4,772**	6,026	**7.31**	6.54
Forfeited during the year	**(721)**	(828)	**6.33**	7.61
Exercised during the year	**(346)**	(1,046)	**0.67**	1.96
Granted during the year	**–**	620	**–**	7.22
Outstanding at December 31	**3,705**	4,772	**7.91**	7.31
Exercisable at December 31	**2,086**	1,814		

The total expense recognized in the year ended December 31, 2023, with respect to the options granted to employees, amounted to approximately USD 2,429 thousand (2022: USD 5,867 thousand).

c. Restricted Share Units:

During 2023 and 2022, the Group granted 352,800 and 777,448 Restricted Share Units (RSUs) to its executive officers and employees, respectively.

The number of restricted share units is as follows:

	Number of RSU's		**Weighted-Average Grant Date Fair Value**	
	2023 '000	2022 '000	**2023**	2022
Outstanding at 1 January	**5,288**	8,146	**8.277**	8.606
Forfeited during the year	**(254)**	(261)	**6.275**	9.948
Exercised during the year	**(3,295)**	(3,374)	**8.208**	8.091
Granted during the year	**353**	777	**2.160**	4.596
Outstanding at December 31	**2,092**	5,288	**7.601**	8.277

The total expense recognized in the year ended December 31, 2023, with respect to the RSUs granted to employees, amounted to approximately USD 13,356 thousand (2022: USD 31,923 thousand).

60 **Nexxen International Ltd** Annual Report 2023

17. SHARE-BASED COMPENSATION ARRANGEMENTS continued

d. Performance Stock Units:

During 2023 and 2022, the Group granted 143,700 and 168,048 Performance Stock Units (PSUs) to its executive officers, respectively.

The number of performance stock units is as follows:

	Number of PSU's		Weighted-Average Grant Date Fair Value	
	2023 '000	2022 '000	**2023**	2022
Outstanding at January 1	**1,992**	4,486	**8.937**	6.796
Forfeited during the year	**(254)**	(80)	**6.328**	9.952
Exercised during the year	**(930)**	(2,582)	**9.320**	4.891
Granted during the year	**144**	168	**2.160**	4.453
Outstanding at December 31	**952**	1,992	**8.238**	8.937

The vesting of the PSUs is subject to continuous employment and compliance with the performance criteria determined by the Company's Remuneration Committee and the Company's Board of Directors.

The total expense recognized in the year ended December 31, 2023, with respect to the PSUs granted to employees, amounted to approximately USD 3,384 thousand (2022: USD 12,715 thousand).

e. Expense recognized in the statement of operation and other comprehensive income is as follows:

	2023 $'000	2022 $'000	2021 $'000
Selling and marketing	**3,740**	10,594	7,094
Research and development	**3,308**	8,034	3,474
General and administrative	**12,121**	31,877	32,250
	19,169	50,505	42,818

18. FINANCIAL INSTRUMENTS

a. Overview:

The Group has exposure to the following risks from its use of financial instruments:

- Credit risk
- Liquidity risk
- Market risk

This note presents quantitative and qualitative information about the Group's exposure to each of the above risks, and the Group's objectives, policies and processes for measuring and managing risk.

In order to manage these risks and as described hereunder, the Group executes transactions in derivative financial instruments. Presented hereunder is the composition of the derivatives:

	2023 $'000	2022 $'000
Derivatives presented under current assets		
Forward exchange contracts used for hedging	**123**	–
Derivatives presented under current liability		
Forward exchange contracts used for hedging	**–**	(209)
Total	**123**	(209)

Nexxen International Ltd Annual Report 2023 61

FINANCIAL STATEMENTS Notes to Consolidated Financial Statements as at 31 December 2023 continued 18. FINANCIAL INSTRUMENTS continued b. Risk management framework: The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board is responsible for developing and monitoring the Group’s risk management policies. The Group’s risk management policies are established to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group’s activities. The Group, through its training and management of standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by the Group. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes both regular and ad hoc reviews of risk management controls and procedures, the results of which are reported to the Audit Committee. c. Credit risk: The Group’s credit risk is arise from the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was as follows: 2023 $’000 2022 $’000 Cash and cash equivalents 234,308 217,500 Trade receivables, net (a) 201,973 219,837 Other receivables 1,996 7,709 Long term deposit 525 406 438,802 445,452 (a) At December 31, 2023, the Group included provision for doubtful debts in the amount of USD 17,423 thousand (December 31, 2022: USD 10,138 thousand) in respect of collective impairment provision and specific debtors that their collectability is in doubt. As of December 31, 2023, two buyers accounted for 16.2% and 16.5% of trade receivables. As of December 31, 2022, two buyers accounted for 15.7% and 14.1% of trade receivables. Allowance for Doubtful debts 2023 $’000 2022 $’000 Balance at January 1 10,138 13,870 Allowance for doubtful debts expenses (income) 7,622 (3,167) Discontinuance of consolidation (275) – Write-off (22) (542) Exchange rate difference (40) (23) Balance at December 31 17,423 10,138 d. Liquidity risk: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it has sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. As of December 31, 2023, and December 31, 2022, the Group’s contractual obligation of financial liability is in respect of leases, trade, and other payables in the amount of USD thousand and USD 332,782 thousand and USD 361,820 thousands, respectively. The contractual maturity of the financial liability that is less than one year is in the amount of USD 201,955 thousand and USD 239,240 thousand for December 31, 2023, and December 31, 2022, respectively. e. Market risk: Market risk is the risk that changes in market prices, such as foreign exchange rates, the CPI, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return. 62 Nexxen International Ltd Annual Report 2023

18. FINANCIAL INSTRUMENTS continued

At December 31, 2023, USD 14,027 thousand are held in AUD, USD 5,653 thousand are held in NIS, USD 4,571 thousand are held in EUR, USD 2,981 thousand are held in SGD, USD 2,692 thousand are held in CAD, USD 2,665 thousand are held in GBP, USD 2,040 thousand are held in JPY, USD 1,493 thousand are held in other currencies and the remainder held in USD.

As of December 31, 2023, no individual vendor accounted for more than 10% of trade payables. As of December 31, 2022, one vendor accounted for 12.7% of trade payables.

f. Sensitivity analysis:

A change as of December 31 in the exchange rates of the following currencies against the USD, as indicated below, would have affected the measurement of financial instruments denominated in a foreign currency and would have increased (decreased) profit or loss and equity by the amounts shown below (after tax). This analysis is based on foreign currency exchange rate that the Group considered to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, remain constant and ignores any impact of forecasted sales and purchases.

	2023		2022	
GBP/USD	**+10% $'000**	**-10% $'000**	+10% $'000	-10% $'000
Profit / (Loss)	**(1,832)**	**1,832**	(2,893)	2,893
Increase / (Decrease) in Shareholders' Equity	**(9)**	**9**	(94)	94

	2023		2022	
NIS/USD	**+10% $'000**	**-10% $'000**	+10% $'000	-10% $'000
Profit / (Loss)	**353**	**(353)**	(139)	139
Increase / (Decrease) in Shareholders' Equity	**384**	**(384)**	(107)	107

	2023		2022	
SGD/USD	**+10% $'000**	**-10% $'000**	+10% $'000	-10% $'000
Profit / (Loss)	**(2,348)**	**2,348**	(2,615)	2,615
Increase / (Decrease) in Shareholders' Equity	**(6)**	**6**	(320)	320

Linkage and foreign currency risks

Currency risk

The Group is not exposed to currency risk on sales and purchases that are denominated in a currency other than the respective functional currency of the Group, the USD. The principal currencies in which these transactions are denominated are GBP, NIS, EURO, CAD, SGD, MXN, AUD and JPY.

At any point in time, the Group aims to match the amounts of its assets and liabilities in the same currency in order to hedge the exposure to changes in currency.

In respect of other monetary assets and liabilities denominated in foreign currencies, the Group ensures that its net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances.

Interest rate risk

The Group has a cash flow risk due to its variable-rate debt instruments. A 5% increase in the interest rate would result in a loss and a decrease in shareholders' equity of USD 3.7 million. However, it will be offset by a gain and shareholders' increase of USD 2.8 million due to available cash and cash equivalents. As a result, there would be a net effect of USD 0.9 million.

g. Level 3 financial instruments carried at fair value

On August 18, 2022, the Company completed a USD 25 million investment in VIDAA, a smart TV operating system, streaming platform, and subsidiary of Hisense. Through its investment, the Company received a 2.5% equity stake in VIDAA, a multi-year extension to exclusively share of VIDAA's global ACR data for targeting and measurement across the Company's platform, and ad monetization exclusivity on VIDAA media in the U.S., U.K., Canada, and Australia

The investment in shares is a financial asset measured at fair value through profit or loss under level 3.

	2023 Level 3 $'000	2022 Level 3 $'000
Financial assets measured at fair value through profit or loss:		
Investment in shares	**25,000**	25,000

Nexxen International Ltd Annual Report 2023 **63**

STRATEGIC REPORT
GOVERNANCE
FINANCIAL STATEMENTS

FINANCIAL STATEMENTS

Notes to Consolidated Financial Statements
as at 31 December 2023
continued

18. FINANCIAL INSTRUMENTS continued

Valuation processes used by the Company
The fair value of non-marketable shares is determined by external valuer on an annual basis.

The principal unobservable inputs are as follows:
- The estimated royalties from App share and remote-control button which is based on the expected increase in market share.
- The average operating profit margin which is based on the stage of research and development.
- The discount rate, which is based on the risk-free rate for 10-year debentures issued by the government in the relevant market, adjusted for a risk premium to reflect both the risk of investing in equities, the systematic risk of company and entity specific risk to the extent not already reflected in the cash flows.

h. Financial instruments measured at fair value for disclosure purposes only.
The fair value of the long term debt is estimated by discounting future principal and interest cash flows by the market interest rate of 7.064% on the date of measurement which is USD 97,291 thousands.

19: RELATED PARTIES

Compensation and benefits to key management personnel
Executive officers also participate in the Company's share option programs. For further information see Note 17 regarding share-based compensation.

Compensation and benefits to key management personnel (including directors) that are employed by the Company and its subsidiaries:

	2023 $'000	2022 $'000	2021 $'000
Share-based compensation	**11,527**	30,914	31,283
Other compensation and benefits	**3,988**	4,433	6,752
Total	**15,515**	35,347	38,035

20. SUBSIDIARIES

Details in respect of subsidiaries:
Presented hereunder is a list of the Group's subsidiary:

Name of company	Principal location of the Company's activity	The Group's ownership interest in the subsidiary for the year ended December 31 2023	2022
Taptica Inc	USA	**100%**	100%
Tremor Video Inc	USA	**100%**	100%
Adinnovation Inc	Japan	**–**	100%
Taptica UK	UK	**100%**	100%
YuMe Inc*	USA	**100%**	100%
Perk.com Canada Inc	Canada	**100%**	100%
RIDemand LLC*	USA	**100%**	100%
Nexxen Group LLC (f/k/a Unruly Group LLC)	USA	**100%**	100%
Nexxen Group US Holdings Inc. (f/k/a Unruly Group US Holding Inc)*	USA	**100%**	100%
Nexxen Holdings Ltd (f/k/a Unruly Holdings Limited)*	UK	**100%**	100%
Nexxen Group Ltd (f/k/a Unruly Group Limited)*	UK	**100%**	100%
Unruly Media GmbH	Germany	**100%**	100%
Unruly Media Pte Ltd*	Singapore	**100%**	100%
Nexxen Pty Ltd (f/k/a Unruly Media Pty Ltd)	Australia	**100%**	100%
Unruly Media KK	Japan	**100%**	100%
Unmedia Video Distribution Sdn Bhd	Malaysia	**100%**	100%
SpearAd GmbH	Germany	**100%**	100%
Nexxen Inc. (f/k/a Amobee Inc)*	USA	**100%**	100%
Amobee EMEA Limited	UK	**100%**	100%
Amobee International Inc	USA	**100%**	100%
Amobee Ltd	Israel	**100%**	100%
Amobee Asia Pte Ltd*	Singapore	**100%**	100%
Amobee ANZ Pty Ltd	Australia	**100%**	100%

*Under these companies, there are seventeen (17) wholly owned subsidiaries that are inactive and in liquidation process.

64 **Nexxen International Ltd** Annual Report 2023

21. OPERATING SEGMENTS The Group has a single reportable segment as a provider of marketing services. Geographical information In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of consumers. 2023 $’000 2022 $’000 2021 $’000 America 311,780 303,106 304,686 APAC 6,537 20,031 20,931 EMEA 13,676 12,113 16,328 Total 331,993 335,250 341,945 22. CONTINGENT LIABILITY On May 18, 2021, the Company filed a complaint against Alphonso, Inc. (“Alphonso”) in the Supreme Court of the State of New York, County of New York (the “Court”), asserting claims for breach of contract, tortious interference with business relations, intentional interference with contractual relations, unjust enrichment, and conversion. The lawsuit arose out of Alphonso’s breach of a Strategic Partnership Agreement and an Advance Payment Obligation and Security Agreement (the “Security Agreement”) with us, and LG Electronics Inc.’s (“LG”) tortious interference with the Company’s contractual relationships and business relations and related misconduct. On February 23, 2024, the Company entered into a settlement and release agreement with Alphonso and LG and the parties have agreed to dismiss the Alphonso Lawsuit. In March 2023, Alphonso remitted USD 11.3 million to the Company, comprising USD 7.25 million related to a secured advance repayment and USD 4.1 million related to additional interest, penalties and fees including reimbursement of certain legal fees. On June 21, 2022, Alphonso filed a complaint against the Company in the United States District Court for the Northern District of California, asserting claims for misappropriation of trade secrets under federal and state law. On October 11, 2023, Alphonso dismissed its claims in the lawsuit with prejudice. On October 25, 2023, the Company filed a bill of costs to recover allowable legal costs from Alphonso. The Company’s request for legal costs is pending with the Court. Nexxen International Ltd Annual Report 2023 65

Directors, Secretary and Advisers DIRECTORS: Christopher John Stibbs Non-Executive Chairperson Ofer Israel Druker Chief Executive Officer and Executive Director Yaniv Carmi Chief Operating Officer and Executive Director Sagi Niri Chief Financial Officer and Executive Director Joanna Rachael Parnell Non-Executive Director Neil Garth Jones Non-Executive Director Rebekah Mary Brooks Non-Executive Director Norman Thomas Johnston Non-Executive Director Lisa Klinger Non-Executive Director Daniel Kerstein Non-Executive Director Rhys Summerton Non-Executive Director COMPANY SECRETARY Yaniv Carmi ADVISERS: Registered Office: 82 Yigal Alon St, 13th Floor, Tel Aviv, 6789124, Israel Nominated Adviser and Joint Broker Cavendish Capital Markets Ltd 1 Bartholomew Close, London, UK EC1A 7BL Legal Advisers – English Law Pillsbury Winthrop Shaw Pittman LLP Tower 42, Level 21, 25 Old Broad Street, London, EC2N 1HQ Legal Advisers – Israeli Law Naschitz, Brandes, Amir & Co Advocates 5 Tuval Street Tel Aviv 6789717, Israel Reporting Accountants and Auditors KPMG Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a Street P.O.B. 609 Tel Aviv 61006, Israel KPMG UK 15 Canada Square, Canary Wharf, London E14 5GL US Investor Relations KCSA 420 Fifth Ave, Third Floor, New York, NY 10018 UK Financial PR and Investor Relations Vigo Consulting 78-79 New Bond Street, London W1S 1RZ Registrar Link Market Services (Guernsey) Limited Mont Crevelt House, Bulwer Avenue, St Sampson, Guernsey GY2 4LH Depositary Link Market Trustees Limited The Registry 34 Beckenham Road, Beckenham, Kent BR3 4TU 66 Nexxen International Ltd Annual Report 2023

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Nexxen International Ltd. 82 Yigal Alon st. (13th floor) Tel-Aviv Israel 6789124 www.nexxen.com